UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2014

May 14, 2014

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
General meeting of shareholders:	June 27, 2014
Dividend payment date:	June 27, 2014
Securities report issuing date:	June 27, 2014
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2014

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2014	5,176,102	8.7	1,694,820	26.1	984,845	15.5
March 31, 2013	4,763,225	(3.8)	1,344,176	(8.7)	852,623	(13.1)

(*)	Comprehensive income

                   March 31, 2014: 1,708,923 million yen     (16.3)%                 ;         March 31, 2013: 2,041,222 million yen     55.7%

	Net Income per Common Stock	Diluted Net Income per Common Stock	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2014	68.29	68.04	8.1	0.7	32.7
March 31, 2013	58.99	58.89	8.0	0.6	28.2

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2014: 112,470 million yen;      March 31, 2013: 52,004 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2014	258,131,946	15,112,895	5.1	893.77
March 31, 2013	234,498,701	13,519,655	5.0	800.95

(Reference) Shareholders’ equity as of     March 31, 2014: 13,056,060 million yen;      March 31, 2013: 11,736,617 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2014	(4,089,035)	6,001,400	(1,007,086)	6,487,918
March 31, 2013	(248,680)	1,885,486	(1,030,295)	5,281,038

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2013	—	6.00	—	7.00	13.00	184,059	22.0	1.8
ended March 31, 2014	—	7.00	—	9.00	16.00	226,619	23.4	1.9
ending March 31, 2015 (Forecast)	—	8.00	—	8.00	16.00	——	23.9	——

(*)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2015 (Consolidated)

MUFG has set an earnings target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance. Please see “3. Management Policy (4) Management Target”, for further information of the target.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

Note: For more details, please see “Change in Accounting Policies” in page 26 of Appendix.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2014	14,164,026,420 shares
	March 31, 2013	14,158,585,720 shares
(B) Treasury stocks:	March 31, 2014	2,554,673 shares
	March 31, 2013	3,411,544 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2014	14,159,590,678 shares
	Fiscal year ended March 31, 2013	14,148,999,889 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2014

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2014	258,686	16.7	239,799	16.9	226,553	19.0	241,732	28.5
March 31, 2013	221,664	(18.5)	205,204	(20.2)	190,353	(18.9)	188,092	(21.1)

	Net Income per Common Stock		Diluted Net Income per Common Stock
	yen		yen
Fiscal year ended
March 31, 2014	15.80		15.78
March 31, 2013	12.02		12.00

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2014	10,932,276	8,623,215	78.8	580.04
March 31, 2013	10,886,168	8,614,853	79.1	579.65

(Reference) Shareholders’ equity as of March 31, 2014: 8,614,482 million yen; March 31, 2013: 8,605,969 million yen

*Disclosure regarding the execution of the audit process

This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2013	—	57.50	—	57.50	115.00
Fiscal year ended March 31, 2014	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2015 (Forecast)
(Note) All Preferred Stock First Series of Class 5 were repurchased and cancelled in April 2014.
	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2013	—	2.65	—	2.65	5.30
Fiscal year ended March 31, 2014	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2015 (Forecast)

(Note) All Preferred Stock Class 11 will be converted into common stocks by August 1, 2014.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
(3) Basic policy regarding profit distribution and dividends for fiscal years 2013 and 2014	4
2. Information on Mitsubishi UFJ Financial Group (MUFG Group)	5
3. Management Policy	7
(1) Principal management policy	7
(2) Medium- and long-term management strategy	7
(3) Key issues	8
(4) Management Target	10
4. Consolidated Financial Statements	11
(1) Consolidated Balance Sheets	11
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	13
(3) Consolidated Statements of Changes in Net Assets	16
(4) Consolidated Statements of Cash Flows	18
Notes to the Consolidated Financial Statements	20
Notes on Going-Concern Assumption
Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements
Change in Accounting Policies
Additional Information
Consolidated Balance Sheet
Consolidated Statements of Income
Consolidated Statements of Changes in Net Assets
Consolidated Statements of Cash Flows
Financial Instruments
Securities
Money Held in Trust
Net Unrealized Gains (Losses) on Other Securities
Business Combinations
Segment Information
Per Share Information
Significant Subsequent Events
5. Non-consolidated Financial Statements	48
(1) Non-consolidated Balance Sheets	48
(2) Non-consolidated Statements of Income	50
(3) Non-consolidated Statements of Changes in Net Assets	51
Notes on Going-Concern Assumption	53
6. Other	53
(1) Changes of Directors and Corporate Auditors	53

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2014”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 14, 2014 (Wednesday)
Explanation for investors and analysts:	May 22, 2014 (Thursday)

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2014)

The financial and economic environment continued to improve, especially in advanced countries, during fiscal year ended March 31, 2014. In the U.S., domestic demand remained steady as structural adjustment including the normalization of the housing market progressed gradually. Although Europe still faces various structural issues, quarterly real economic growth rates turned positive mainly driven by external demand. The Asian economies picked up steadily led by ASEAN countries, although the growth rates were slower than before. Amidst such situation, Japan’s economy had been on a moderate recovery trend since the launch of the Abe cabinet at the end of 2012. Aggressive monetary easing and large-scale economic stimulus measures boosted household and corporate sentiment as well as corporate earnings, and a virtuous cycle among income, spending and production started to engage. Further, residential investment and private consumption increased with a last-minute surge in demand in the latter half of the fiscal year ahead of a consumption tax hike.

In the financial environment, the U.S. began tapering of quantitative easing operations since January 2014 while holding the policy rate at a record low. In the Euro-zone, the European Central Bank cut interest rates in May and November 2013, and in July projected that the policy rate would remain low for an extended period of time. Contrary, some emerging countries raised interest rates amidst inflationary pressures. The Bank of Japan introduced quantitative and qualitative monetary easing in April 2013 in an effort to achieve the price stability target of 2 percent with a time horizon of about two years. Since then, short-term market interest rates dipped. Long-term rates were volatile for a while but remained low level. Further, the Japanese yen had been weakening with the BOJ’s quantitative easing measures, and stock prices had been firm due to the economic recovery and improved corporate earnings.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2014 increased by 119.2 billion yen from the previous fiscal year to 3,753.4 billion yen. This was mainly due to increases in net interest income in overseas, net fees and commissions from investment products sales and investment banking business, income from sales and trading, partially offset by lower net gains on debt securities. General and administrative expenses increased by 194.3 billion yen from the previous fiscal year mainly due to an increase in costs in overseas businesses. As a result, net business profits were 1,464.1 billion yen, a decrease of 75.0 billion yen from the previous fiscal year.

Total credit costs for the fiscal year ended March 31, 2014 improved by 127.5 billion yen from the previous fiscal year, mainly due to a reversal of provision for allowance for credit losses. Net gains (losses) on equity securities improved by 198.2 billion yen from the previous fiscal year, mainly due to an increase in gains on sales of equity securities and a decrease in losses on write-down of equity securities.

Mitsubishi UFJ Financial Group, Inc.

As a result, ordinary profits for the fiscal year ended March 31, 2014 were 1,694.8 billion yen, an increase of 350.6 billion yen from the previous fiscal year. Consolidated net income for the fiscal year ended March 31, 2014 was 984.8 billion yen, an increase of 132.2 billion yen from the previous fiscal year, despite of the net extraordinary losses mainly due to the impairment of the goodwill related to investment in Mitsubishi UFJ NICOS Co., Ltd.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2013	Increase (Decrease)
Gross Profits before credit costs for trust accounts	3,753.4	3,634.2	119.2
General and administrative expenses	2,289.3	2,095.0	194.3
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,464.1	1,539.2	(75.0)
Credit costs	(133.8)	(166.4)	32.5
Net gains (losses) on equity securities	144.5	(53.6)	198.2
Other non-recurring gains (losses)	219.9	25.0	194.9
Profits (Losses) from investments in affiliates	112.4	52.0	60.4
Ordinary profits	1,694.8	1,344.1	350.6
Net extraordinary gains (losses)	(151.7)	9.6	(161.4)
Total of income taxes-current and income taxes-deferred	(439.9)	(395.7)	(44.2)
Minority interests	(118.1)	(105.3)	(12.8)
Net income (losses)	984.8	852.6	132.2
Total credit costs *1	11.8	(115.6)	127.5

*1	Included gains on loans written-offs

(Earnings Target for the fiscal year ending March 31, 2015)

MUFG has set an earnings target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Target”, for further information of the target.

(2)  Analysis of financial condition

Total assets as of March 31, 2014 increased by 23,633.2 billion yen from March 31, 2013 to 258,131.9 billion yen, and total net assets as of March 31, 2014 increased by 1,593.2 billion yen from March 31, 2013 to 15,112.8 billion yen. The increase in total net assets mainly due to an increase in retained earnings and an improvement of foreign currency translation adjustments.

Mitsubishi UFJ Financial Group, Inc.

With regard to major items of assets, securities as of March 31, 2014 decreased by 5,011.2 billion yen from March 31, 2013 to 74,515.5 billion yen and loans and bills discounted as of March 31, 2014 increased by 10,639.3 billion yen from March 31, 2013 to 101,938.9 billion yen. With regard to major items of liabilities, deposits as of March 31, 2014 increased by 13,063.1 billion yen from March 31, 2013 to 144,760.2 billion yen.

With regard to MUFG’s consolidated risk-adjusted capital ratio based on the Basel 3 Standards as of March 31, 2014, Common Equity Tier 1 capital ratio was 11.25%, Tier 1 ratio was 12.45% and Total capital ratio was 15.53%.

(3)  Basic policy regarding profit distribution and dividends for fiscal years 2013 and 2014

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing.

With respect to the year-end dividend for common stock for fiscal year 2013, MUFG plans to pay ¥9 per share. As a result, the annual dividend for fiscal year 2013, including the interim dividend of ¥7 per share, is expected to be ¥16 per share, which is an increase of ¥3 from the annual dividend of ¥13 paid for the previous fiscal year. With respect to the year-end dividend for preferred stock for fiscal year 2013, MUFG plans to pay; for the first series of class 5 preferred stock, the prescribed amount of ¥57.50 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥115 per share for the fiscal year); and for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥5.30 per share for the fiscal year).

The annual dividend forecast for common stock for fiscal year 2014 is ¥16 per share, which is the same amount as the annual dividend to be paid for fiscal year 2013.

Mitsubishi UFJ Financial Group, Inc.

2.  Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 253 consolidated subsidiaries, and 62 equity-method affiliates. MUFG’s goal is to be the world’s most trusted financial group, and it is engaged primarily in the banking, trust banking and securities businesses, while also conducting business in credit cards and consumer finance, leasing and other areas. The Group conducts reporting of its main entities (on a consolidated basis) on a segmental basis and the relationships between MUFG and its major related companies are as shown in the chart below.

(As of March 31, 2014)

○: Consolidated subsidiary ◇: Equity-method accounted affiliate

Mitsubishi UFJ Financial Group

- Mitsubishi UFJ Financial Group, Inc.
- **The Bank of Tokyo-Mitsubishi UFJ, Ltd.**
  - ○The Bank of Tokyo-Mitsubishi UFJ, Ltd.
  - ○kabu.com Securities Co., Ltd.
  - ○MU Frontier Servicer Co., Ltd.
  - ○Mitsubishi UFJ Factors Limited
  - ○Mitsubishi UFJ Research and Consulting Co., Ltd.
  - ○Mitsubishi UFJ Capital Co., Ltd.
  - ◇JACCS CO., LTD.
  - ◇Jibun Bank Corporation
  - ◇JALCARD, INC.
  - ◇BOT Lease Co., Ltd.
  - ◇The Chukyo Bank, Ltd.
  - ○UnionBanCal Corporation
  - ○BTMU Capital Leasing & Finance, Inc.
  - ○BTMU Capital Corporation
  - ○BTMU Leasing & Finance, Inc.
  - ○Bank of Ayudhya Public Company Limited
  - ○PT U Finance Indonesia
  - ○PT. BTMU-BRI Finance
  - ◇Vietnam Joint Stock Commercial Bank for Industry and Trade
  - ◇Dah Sing Financial Holdings Limited
- **Mitsubishi UFJ Trust and Banking Corporation**
  - ○Mitsubishi UFJ Trust and Banking Corporation
  - ○The Master Trust Bank of Japan, Ltd.
  - ○MU Investments Co., Ltd.
  - ○Mitsubishi UFJ Asset Management Co., Ltd.
  - ○Mitsubishi UFJ Real Estate Services Co., Ltd.
  - ○Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
  - ○Mitsubishi UFJ Global Custody S.A.
  - ○Mitsubishi UFJ Asset Management (UK) Limited
  - ○Mitsubishi UFJ Fund Services Holdings Limited
  - ○Mitsubishi UFJ Trust International Limited
  - ◇Aberdeen Asset Management PLC
  - ◇AMP Capital Holdings Limited
- **Mitsubishi UFJ Securities Holdings Co., Ltd.**
  - ○Mitsubishi UFJ Securities Holdings Co., Ltd.
  - ○Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
  - ○Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.
  - ○KOKUSAI Asset Management Co., Ltd.
  - ◇Morgan Stanley MUFG Securities Co., Ltd.
  - ◇Marunouchi Capital Co., Ltd.
  - ○Mitsubishi UFJ Securities International plc
  - ○Mitsubishi UFJ Securities (USA), Inc.
  - ○Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
  - ○Mitsubishi UFJ Securities (HK) Holdings, Limited
- **CF sub-sidiaries *1**
  - ○Mitsubishi UFJ NICOS Co., Ltd.
  - ○ACOM CO., LTD.
- **Other businesses**
  - ◇Mitsubishi UFJ Lease & Finance Company Limited
  - ◇Mitsubishi Research Institute DCS Co., Ltd.
  - ◇Morgan Stanley

*1	Consumer finance subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

The Group has a combined group organization through which it seeks as a unified group to meet the financial needs of its customers by providing financial products and services that transcend traditional business boundaries. A system of integrated business groups has been introduced under which the group formulates a unified strategy and pursues its business based on coordination between group companies.

(As of May 14, 2014)

General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Internal Audit and Compliance Committee
Nomination and Compensation Committee
Risk Committee
Executive Committee
Advisory Board
Global Advisory Board
Supporting Committees
Integrated Retail Banking Business Group
Retail Business Planning Division
Retail Affiliates Office
Retail Academy *
Marketing Office *
Retail & Corporate Business Collaboration Office *
Retail Branch Management Division
Retail Academy *
Retail & Corporate Business Promotion Office *
Retail Business Development Division
Financial Instruments Intermediary Service Office
Bancassurance Strategy Office
Private Banking Division
Business Owner PB Planning Office *
Retail Trust Business Office
Retail Business Promotion Planning Division
Marketing Office *
Retail Trust Business Planning Division
Integrated Corporate Banking Business Group
Corporate Business Planning Division
Corporate Business Career Strategy Office
Retail & Corporate Business Collaboration Office *
Trust Business Planning Division
Corporate & Investment Banking Planning Division
Corporate Business Development Division
Retail & Corporate Business Promotion Office *
Business Owner PB Planning Office *
Integrated Trust Assets Business Group
Asset Management and Administration Planning Division
Integrated Global Business Group
Global Planning Division
Global Business Development Office
Global Business Promotion Office
Global Risk Management Division
Americas Holdings Division
Americas Enterprise Risk Management Office
Group Strategy Division for EMEA
Risk Monitoring Office for EMEA
Group Strategy Division for Asia & Oceania
Risk Monitoring Office for Asia *
Group Strategy Division for East Asia
Risk Monitoring Office for Asia *
Integrated Global Markets Business Group
Global Markets Planning Division
Corporate Administration Division
Corporate Planning Division
Strategic Alliance Office
Global Regulatory Affairs Office
Public Relations Division
Financial Planning Division
Financial Accounting Office
Tax Planning Office
Investor Relations Office
IFRS Project Management Office
CSR Promotion Division
Corporate Risk Management Division
Management Information Office
Research & Development Office
Credit & Investment Management Division
Compliance Division
Conflict-of-Interest Management Office
Legal Office
Internal Audit Division
U.S. Internal Audit Office
Operations & Systems Planning Division

* Offices marked with an asterisk are shared by multiple divisions or are jointly administered within a division

Note:	On June 2, 2014 MUFG plans to unify its Global Risk Management Division (a unit of the Integrated Global Business Group) with some functions of its Global Markets Planning Division (a unit of the Integrated Global Markets Business Group) to newly establish the Risk Management & Compliance Division for Global Business & Markets which will be jointly managed by the two Integrated Business Groups. Also, it plans to detach the Legal Office, which is currently a unit of the Compliance Division, and newly establish the Legal Division. In addition, on July 1, 2014 MUFG will establish the Governance Committee as a committee under the Board of Directors.

Mitsubishi UFJ Financial Group, Inc.

3.  Management Policy

(1)  Principal management policy

MUFG Group has formulated the Group Corporate Vision to clarify the nature of the Group’s overall mission and the type of group it should aspire to be, and as a shared credo to unify the hearts and minds of Group employees, while meeting the expectations of our customers and society. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

•	Corporate Vision

(2)  Medium- and long-term management strategy

MUFG Group’s Medium-term Business Plan is for three years, starting in fiscal 2012. The basic policies of the Plan are as follows:

i	Enhance comprehensive financial service capabilities on a global basis

ii	Contribute to initiatives for revitalizing and regenerating the Japanese market

iii	Leverage world-class capabilities in capital and risk management

Social and economic structures are changing in Japan and worldwide with aging populations, globalization and other such factors, and the environment for financial institutions is also undergoing significant change amid stronger international regulations and other influences. Under our Medium-term Business Plan we intend to respond deliberately to these changes, building on our solid domestic business base to raise our global-level comprehensive financial services capabilities and strengthening our financial and management foundations. Through these measures we aim to earn the trust of our customers and meet their expectations in Japan and around the world.

Mitsubishi UFJ Financial Group, Inc.

(3) Key issues

In fiscal year 2013, as Japan made steady progress in escaping deflation and revitalizing its economy, MUFG Group, in the middle year of its medium-term business plan, fully-developed its growth strategy in preparation for further progress, while pursuing a unified Group response to the Japanese government’s growth strategy.

We are positioning fiscal year 2014 as the year of completing the execution of the current medium-term business plan while preparing for further significant progress and development in the next medium-term business plan. We aim to realize sustained growth and further contribute to the economic revitalization of Japan through the key issues shown below.

Promotion of growth strategies

In the Retail business, MUFG Group will offer products and services that meet various needs of customers, such as products pertaining to asset management, inheritance, real estate and loans according to the customers’ life stages.

In Corporate business, the Group will strive to provide optimal solutions for customers by aggressively pursuing its CIB (Corporate & Investment Banking1) strategy and trust–related business strategy, including pensions, real estate and stock transfer agency services, through the enhancement of cooperation within MUFG Group.

In Global business, the Group will pursue its CIB strategy by strengthening collaboration between Group companies and regions and utilizing its alliance with Morgan Stanley, with the aim of expanding the Group’s business scale and presence. In Asia, the Group will collaborate with the Bank of Ayudhya Public Company Limited (Krungsri) and Vietnam Joint Stock Commercial Bank for Industry and Trade (VietinBank), and in the Americas will seek to realize the benefits of the business integration of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Union Bank, N.A.

In Trust Assets business, MUFG Group will seek to augment the balance of entrusted assets through enhancing cooperation within MUFG Group and product development as well as our overseas investment and alliance strategy, and will also endeavor to improve its presence as a global asset management and asset administration institution.

In Global Markets business, MUFG Group will strengthen collaboration between Group companies and regions in sales and trading business2, creating a structure that enables the Group to provide comprehensive services on a global scale.

MUFG Group will continue ongoing efforts to strengthen earnings capacity, making use of its formidable capabilities across the Group while strengthening collaboration in three areas: between Group companies, business groups, and regions.

*1	Refers to business aimed at improving customer’s corporate value, comprising corporate banking such as deposit and loan services, along with investment banking operations such as M&A advisory.
*2	Refers to business comprising the sale to customers of financial products such as equities, bonds, and derivatives along with trading of market risk between banks or at exchanges.

Mitsubishi UFJ Financial Group, Inc.

Enhancement of management fundamentals and control

MUFG Group will support its growth strategy by strengthening management fundamentals and control.

As part of measures to enhance management control, measures will be taken to strengthen governance in overseas regions as the Group’s overseas business expands.

Amid strengthening global financial regulations, the Group will endeavor to work to accurately understand the direction being taken by international regulators and by key regulators and respond appropriately to prudential regulations centered on Basel III, securities and markets regulations centered on OTC derivative reform, and general governance regulations including governance and information disclosure, as well as each country’s regulations, such as with regard to U.S. prudential regulations.

With respect to management fundamentals, the Group will further raise productivity through the Group-wide promotion of collaboration and efficiency, and improve the quality of operations and increase the sophistication of systems and IT infrastructure.

Promotion of CSR management and strengthening the MUFG brand

MUFG Group will seek to enhance customer satisfaction through the provision of the distinct services of MUFG while also conducting management with a clear emphasis on its CSR (corporate social responsibilities).

MUFG Group has been working on two priority themes for its CSR activities: “Addressing Global Environmental Issues,” and “Nurturing Society’s Next Generation.” Regarding the theme of addressing global environmental issues, each Group company is working to utilize its particular financial capabilities to provide products and services that contribute to reducing impact on the environment. Meanwhile, as members of local communities and society, our employees are participating in a wide variety of activities that aim to contribute to society in accord with our theme of nurturing society’s next generation.

MUFG Group will continue to offer its utmost support to recovery in regions affected by the Great East Japan Earthquake. MUFG Group participated in planning the TOMODACHI Initiative, a U.S.-Japan exchange initiative led by the United States government and an NPO, the U.S.-Japan Council, and established the TOMODACHI MUFG International Exchange Program, a three-year exchange program for Japanese students and teachers who were affected by the Great East Japan Earthquake and their counterparts in the U.S. Also, in collaboration with the National Federation of UNESCO Associations in JAPAN, Bank of Tokyo-Mitsubishi UFJ has established the “MUFG NFUAJ East Japan Earthquake Recovery and Scholarship Fund”, as part of measures to support recovery over the longer term.

Under the Group Corporate Vision, all employees and executives will work together to maintain and strengthen the MUFG brand, following the Group’s three core values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—to earn the broadest possible appreciation and support from society.

Through the above initiatives MUFG Group aims to continue to enhance shareholder value.

Mitsubishi UFJ Financial Group, Inc.

(4)  Management Target

MUFG has set an earnings target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015.

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2015	For the six months ending September 30, 2014	For the fiscal year ended March 31, 2014 (Results)	For the six months ended September 30, 2013 (Results)
Ordinary profits	1,580.0	770.0	1,694.8	850.4
Net income (loss)	950.0	450.0	984.8	530.2
Total credit costs	(110.0)	(50.0)	11.8	25.7

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	920.0	440.0	855.9	417.9
Ordinary profits (losses)	880.0	430.0	1,002.1	455.1
Net income (loss)	570.0	280.0	650.2	269.9
Total credit costs	(20.0)	0	17.0	27.8

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	175.0	80.0	162.9	71.6
Ordinary profits (losses)	155.0	70.0	195.0	87.1
Net income (loss)	95.0	45.0	136.3	62.6
Total credit costs	(15.0)	(5.0)	18.0	16.6

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Assets:
Cash and due from banks	11,457,999	23,969,883
Call loans and bills bought	580,906	826,851
Receivables under resale agreements	5,635,326	7,237,125
Receivables under securities borrowing transactions	2,589,171	4,181,660
Monetary claims bought	3,365,787	3,972,145
Trading assets	20,570,422	19,055,354
Money held in trust	501,934	583,692
Securities	79,526,850	74,515,573
Loans and bills discounted	91,299,557	101,938,907
Foreign exchanges	1,499,694	2,040,406
Other assets	8,097,431	8,809,286
Tangible fixed assets	1,404,687	1,540,031
Buildings	312,838	328,200
Land	723,563	744,755
Lease assets	15,148	14,096
Construction in progress	17,971	27,605
Other tangible fixed assets	335,166	425,372
Intangible fixed assets	1,091,392	1,483,352
Software	443,099	472,777
Goodwill	469,331	552,655
Lease assets	729	924
Other intangible fixed assets	178,231	456,995
Net defined benefit assets	—	460,836
Deferred tax assets	95,814	130,654
Customers’ liabilities for acceptances and guarantees	7,869,182	8,324,668
Allowance for credit losses	(1,087,457)	(938,483)

Total assets	234,498,701	258,131,946

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Liabilities:
Deposits	131,697,096	144,760,294
Negotiable certificates of deposit	14,855,049	15,548,170
Call money and bills sold	3,980,493	3,465,414
Payables under repurchase agreements	15,886,923	21,626,590
Payables under securities lending transactions	4,027,390	5,534,643
Commercial papers	1,048,856	1,473,631
Trading liabilities	15,379,226	13,964,961
Borrowed money	10,758,136	10,828,601
Foreign exchanges	859,469	1,109,198
Short-term bonds payable	462,161	435,808
Bonds payable	6,114,578	7,165,577
Due to trust accounts	1,503,215	1,945,151
Other liabilities	5,742,901	5,965,086
Reserve for bonuses	62,707	78,987
Reserve for bonuses to directors	891	627
Reserve for retirement benefits	84,911	—
Net defined benefit liabilities	—	51,651
Reserve for retirement benefits to directors	1,438	1,201
Reserve for loyalty award credits	7,798	13,541
Reserve for contingent losses	296,471	247,351
Reserves under special laws	1,969	2,853
Deferred tax liabilities	180,485	320,014
Deferred tax liabilities for land revaluation	157,688	155,026
Acceptances and guarantees	7,869,182	8,324,668

Total liabilities	220,979,045	243,019,051

Net assets:
Capital stock	2,139,378	2,140,488
Capital surplus	2,172,930	2,174,384
Retained earnings	6,267,976	7,033,125
Treasury stock	(1,929)	(1,699)

Total shareholders’ equity	10,578,356	11,346,299

Net unrealized gains (losses) on other securities	1,207,963	1,218,397
Net deferred gains (losses) on hedging instruments	45,146	8,295
Land revaluation excess	159,952	157,776
Foreign currency translation adjustments	(195,421)	407,229
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(59,379)	—
Remeasurements of defined benefit plans	—	(81,937)

Total accumulated other comprehensive income	1,158,261	1,709,760

Subscription rights to shares	8,884	8,732
Minority interests	1,774,153	2,048,101

Total net assets	13,519,655	15,112,895

Total liabilities and net assets	234,498,701	258,131,946

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Ordinary income	4,763,225	5,176,102
Interest income	2,336,956	2,370,649
Interest on loans and bills discounted	1,545,750	1,598,033
Interest and dividends on securities	611,233	575,715
Interest on call loans and bills bought	7,679	10,493
Interest on receivables under resale agreements	50,138	47,372
Interest on receivables under securities borrowing transactions	5,657	6,651
Interest on deposits	29,465	46,741
Other interest income	87,032	85,641
Trust fees	95,124	107,935
Fees and commissions	1,212,704	1,344,241
Trading income	288,214	362,295
Other business income	579,802	467,214
Other ordinary income	250,423	523,766
Reversal of allowance for credit losses	—	86,543
Gains on loans written-off	50,752	59,208
Others	199,670	378,014
Ordinary expenses	3,419,049	3,481,282
Interest expenses	520,180	492,122
Interest on deposits	185,840	201,108
Interest on negotiable certificates of deposit	49,958	38,484
Interest on call money and bills sold	7,260	6,759
Interest on payables under repurchase agreements	53,196	36,022
Interest on payables under securities lending transactions	5,562	6,858
Interest on commercial papers	2,579	2,632
Interest on borrowed money	46,186	48,994
Interest on short-term bonds payable	1,044	561
Interest on bonds payable	101,802	100,183
Other interest expenses	66,748	50,516
Fees and commissions	170,452	183,904
Trading expenses	—	239
Other business expenses	188,086	223,152
General and administrative expenses	2,169,918	2,323,918
Other ordinary expenses	370,411	257,946
Provision for allowance for credit losses	26,514	—
Others	343,896	257,946

Ordinary profits	1,344,176	1,694,820

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Extraordinary gains	70,346	11,381
Gains on disposition of fixed assets	5,537	10,359
Gains on negative goodwill	339	—
Gains on step acquisitions	—	648
Gains on transfer of benefit obligation relating to employees’ pension fund	50,615	372
Gains on sales of equity securities of affiliates	12,047	—
Transfer gains on divestiture of businesses	1,450	—
Gains on sales of equity securities of subsidiaries	356	—
Extraordinary losses	60,733	163,170
Losses on disposition of fixed assets	11,117	7,863
Losses on impairment of fixed assets	10,069	126,924
Provision for reserve for contingent liabilities from financial instruments transactions	170	884
Settlement package	—	24,537
Losses on sales of equity securities of subsidiaries	2,600	2,170
Losses on change in equity	23,285	790
Losses on return of assets from retirement benefits trust	8,293	—
Losses on sales of equity securities of affiliates	4,823	—
Business structure improvement expenses	321	—
Others	51	—

Income before income taxes and others	1,353,789	1,543,030

Income taxes-current	197,641	349,531
Income taxes-deferred	198,145	90,456

Total taxes	395,787	439,988

Income before minority interests	958,002	1,103,042

Minority interests	105,378	118,196

Net income	852,623	984,845

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Income before minority interests	958,002	1,103,042
Other comprehensive income
Net unrealized gains (losses) on other securities	759,954	20,135
Net deferred gains (losses) on hedging instruments	22,483	(37,316)
Land revaluation excess	(143)	(166)
Foreign currency translation adjustments	179,253	387,126
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(7,071)	27,734
Share of other comprehensive income of associates accounted for using equity method	128,743	208,366

Total other comprehensive income	1,083,219	605,881

Comprehensive income	2,041,222	1,708,923

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	1,928,695	1,588,609
Comprehensive income attributable to minority interests	112,526	120,314

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2013

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,138,487	2,175,304	5,602,327	(6,544)	9,909,575	440,900	23,904
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	891	889			1,780
Dividends from retained earnings			(187,660)		(187,660)
Net income			852,623		852,623
Repurchase of treasury stock				(36)	(36)
Disposal of treasury stock		(1,451)		4,651	3,199
Reversal of land revaluation excess			1,265		1,265
Change of application of equity method			(578)		(578)
Changes in foreign affiliates’ interests in their subsidiaries		(1,181)			(1,811)
Net changes of items other than shareholders’ equity						767,063	21,241

Total changes during the period	891	(2,374)	665,649	4,615	668,781	767,063	21,241

Balance at the end of the period	2,139,378	2,172,930	6,267,976	(1,929)	10,578,356	1,207,963	45,146

	(in millions of yen)
	Accumulated other comprehensive income					Subscription rights to shares	Minority interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at the beginning of the period	161,361	(494,155)	(48,555)	—	83,454	7,933	1,674,821	11,675,784
Changes during the period
Issuance of new shares-exercise of subscription rights to shares								1,780
Dividends from retained earnings								(187,660)
Net income								852,623
Repurchase of treasury stock								(36)
Disposal of treasury stock								3,199
Reversal of land revaluation excess								1,265
Change of application of equity method								(578)
Changes in foreign affiliates’ interests in their subsidiaries								(1,811)
Net changes of items other than shareholders’ equity	(1,408)	298,733	(10,823)	—	1,074,806	950	99,332	1,175,089

Total changes during the period	(1,408)	298,733	(10,823)	—	1,074,806	950	99,332	1,843,870

Balance at the end of the period	159,952	(195,421)	(59,379)	—	1,158,261	8,884	1,774,153	13,519,655

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2014

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,139,378	2,172,930	6,267,976	(1,929)	10,578,356	1,207,963	45,146
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,109	1,108			2,217
Dividends from retained earnings			(216,183)		(216,183)
Net income			984,845		984,845
Repurchase of treasury stock				(51)	(51)
Disposal of treasury stock		346		281	627
Reversal of land revaluation excess			2,010		2,010
Changes in foreign affiliates’ interests in their subsidiaries			(3,534)		(3,534)
Changes associated with redemption of capitalized financial instruments issued by foreign affiliates			(1,988)		(1,988)
Net changes of items other than shareholders’ equity						10,433	(36,850)

Total changes during the period	1,109	1,454	765,149	230	767,943	10,433	(36,850)

Balance at the end of the period	2,140,488	2,174,384	7,033,125	(1,699)	11,346,299	1,218,397	8,295

	(in millions of yen)
	Accumulated other comprehensive income					Subscription rights to shares	Minority interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at the beginning of the period	159,952	(195,421)	(59,379)	—	1,158,261	8,884	1,774,153	13,519,655
Changes during the period
Issuance of new shares-exercise of subscription rights to shares								2,217
Dividends from retained earnings								(216,183)
Net income								984,845
Repurchase of treasury stock								(51)
Disposal of treasury stock								627
Reversal of land revaluation excess								2,010
Changes in foreign affiliates’ interests in their subsidiaries								(3,534)
Changes associated with redemption of capitalized financial instruments issued by foreign affiliates								(1,988)
Net changes of items other than shareholders’ equity	(2,176)	602,650	59,379	(81,937)	551,499	(151)	273,948	825,296

Total changes during the period	(2,176)	602,650	59,379	(81,937)	551,499	(151)	273,948	1,593,239

Balance at the end of the period	157,776	407,229	—	(81,937)	1,709,760	8,732	2,048,101	15,112,895

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Income before income taxes and others	1,353,789	1,543,030
Depreciation	245,832	255,637
Impairment losses	10,069	126,924
Amortization of goodwill	30,387	36,830
Amortization of negative goodwill	(1,591)	(1,591)
Gains on negative goodwill	(339)	—
Equity in losses (gains) of affiliates	(52,004)	(112,470)
Increase (decrease) in allowance for credit losses	(45,668)	(173,705)
Increase (decrease) in reserve for bonuses	13,718	8,868
Increase (decrease) in reserve for bonuses to directors	(281)	(333)
Increase (decrease) in reserve for retirement benefits	(1,444)	—
Increase (decrease) in net defined benefit assets	—	35,323
Increase (decrease) in net defined benefit liabilities	—	(46,685)
Increase (decrease) in reserve for retirement benefits to directors	(96)	(222)
Increase (decrease) in reserve for loyalty award credits	1,029	(141)
Increase (decrease) in reserve for contingent losses	(77,688)	(50,771)
Interest income recognized on statement of income	(2,336,956)	(2,370,649)
Interest expenses recognized on statement of income	520,180	492,122
Losses (gains) on securities	(283,087)	(287,463)
Losses (gains) on money held in trust	1,774	2,264
Foreign exchange losses (gains)	(2,177,409)	(2,177,403)
Losses (gains) on sales of fixed assets	5,580	(2,496)
Net decrease (increase) in trading assets	(3,110,802)	3,086,278
Net increase (decrease) in trading liabilities	1,258,684	(2,803,988)
Adjustment of unsettled trading accounts	366,201	(294,819)
Net decrease (increase) in loans and bills discounted	(5,798,880)	(6,608,052)
Net increase (decrease) in deposits	5,622,283	8,543,515
Net increase (decrease) in negotiable certificates of deposit	1,835,876	633,905
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	455,583	(137,246)
Net decrease (increase) in due from banks (excluding cash equivalents)	(1,608,304)	(11,210,496)
Net decrease (increase) in call loans and bills bought and others	(1,156,983)	(1,141,168)
Net decrease (increase) in receivables under securities borrowing transactions	703,586	(1,546,761)
Net increase (decrease) in call money and bills sold and others	2,873,402	3,983,716
Net increase (decrease) in commercial papers	454,464	401,456
Net increase (decrease) in payables under securities lending transactions	(963,002)	1,490,264
Net decrease (increase) in foreign exchanges (assets)	(25,448)	(485,839)
Net increase (decrease) in foreign exchanges (liabilities)	(17,099)	234,959
Net increase (decrease) in short-term bonds payable	(60,904)	83,593
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	91,149	1,117,138
Net increase (decrease) in due to trust accounts	86,490	441,935
Interest income (cash basis)	2,427,504	2,542,087
Interest expenses (cash basis)	(538,177)	(499,345)
Others	(46,706)	981,842

Sub-total	54,708	(3,909,958)

Mitsubishi UFJ Financial Group, Inc.

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2013	March 31, 2014
Income taxes	(318,483)	(230,581)
Refund of income taxes	15,094	51,504

Net cash provided by (used in) operating activities	(248,680)	(4,089,035)

Cash flows from investing activities:
Purchases of securities	(168,180,615)	(136,943,494)
Proceeds from sales of securities	151,108,334	108,333,935
Proceeds from redemption of securities	19,393,204	35,904,614
Increase in money held in trust	(920,379)	(1,657,637)
Decrease in money held in trust	746,064	1,483,685
Purchases of tangible fixed assets	(131,203)	(151,365)
Purchases of intangible fixed assets	(163,025)	(223,357)
Proceeds from sales of tangible fixed assets	30,928	31,251
Proceeds from sales of intangible fixed assets	288	1,404
Payments for transfer of business	(1,084)	(388,447)
Proceeds from transfer of business	72,430	53,033
Proceeds from transfer of business	46,717	—
Purchases of equity of consolidated subsidiaries	(46,299)	(43)
Proceeds from sales of equity of consolidated subsidiaries	1,376	—
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(67,937)	(443,017)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	498	2,399
Others	(3,811)	(1,558)

Net cash provided by (used in) investing activities	1,885,486	6,001,400

Cash flows from financing activities:
Increase in subordinated borrowings	103,501	44,000
Decrease in subordinated borrowings	(145,000)	(116,500)
Increase in subordinated bonds payable and bonds with warrants	322,359	48,751
Decrease in subordinated bonds payable and bonds with warrants	(1,038,094)	(663,502)
Proceeds from issuance of common stock to minority shareholders	94	1,920
Dividend paid by MUFG	(187,620)	(216,106)
Dividend paid by subsidiaries to minority shareholders	(91,054)	(95,763)
Repayments to minority shareholders	—	(10,454)
Purchases of treasury stock	(15)	(45)
Proceeds from sales of treasury stock	6,500	610
Purchases of treasury stock by consolidated subsidiaries	(970)	(0)
Others	4	5

Net cash provided by (used in) financing activities	(1,030,295)	(1,007,086)

Effect of foreign exchange rate changes on cash and cash equivalents	187,775	298,454

Net increase (decrease) in cash and cash equivalents	794,285	1,203,733

Cash and cash equivalents at the beginning of the period	4,486,753	5,281,038
Increase in cash and cash equivalents due to absorption-type splits	—	3,146

Cash and cash equivalents at the end of the period	5,281,038	6,487,918

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

Not applicable

(Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements)

1.	Scope of Consolidation

(1)	Number of Consolidated Subsidiaries: 253

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ NICOS Co., Ltd.

(Changes in the scope of consolidation)

In the current fiscal year, Bank of Ayudhya Public Company Limited and 48 other companies were newly consolidated following the acquisition of their shares or for other reasons.

In the current fiscal year, NBL Co., Ltd. and 15 other companies were excluded from the scope of consolidation because they were no longer subsidiaries due to sales of the investment or other reasons.

(2)	Non-consolidated Subsidiaries: None

(3)	Entities not Accounted for as Subsidiaries even though MUFG Owns the Majority of Voting Rights:

Gunma Challenge Fund Investment Limited Partnership

Hygeia Co., Ltd.

It was not treated as a subsidiary, because it was established as a property management agent for a land trust project without any intent to control.

2.	Application of the Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: None

(2)	Number of Affiliates Accounted for under the Equity Method: 62

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

(Changes in the scope of application of the equity method)

In current fiscal year, Vietnam Joint Stock Commercial Bank for Industry and Trade and 3 other companies were newly included in the scope of application of the equity method following investments in their shares or for other reasons.

In the current fiscal year, Mobit Co., LTD., and 2 other companies were excluded from the scope of application of the equity method because of sales of the investment or for other reasons.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method: None

(5)	Entities not Recognized as Affiliates in which MUFG Owns 20% to 50% of their Voting Rights:

Kyoto Constella Technologies Co., Ltd.

Pharma Frontier Co., Ltd.

TECHTOM Ltd.

ERIMAKEE Co., Ltd.

Biovisiq Japan Co., Ltd.

These were not treated as affiliates, because that MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses, without any intent to control.

Mitsubishi UFJ Financial Group, Inc.

3.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

August 31:	1	subsidiary
October 31:	1	subsidiary
December 31:	165	subsidiaries
January 24:	17	subsidiaries
January 31:	1	subsidiary
March 31:	68	subsidiaries

(2)	A subsidiary whose balance sheet date is August 31 was consolidated based on its preliminary financial statements as of February 28.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above were consolidated based on the financial statements as of their balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect the significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4.	Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income on a trade-date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed using the moving average method. Other securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving average method), and other securities whose fair value is extremely difficult to estimate are stated at acquisition costs computed using the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(B)	Securities that are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (other than trading purposes) are calculated primarily based on fair value.

(4)	Depreciation of fixed assets

(A)	Tangible Fixed Assets (except for Lease Assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed under the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings:            15 to 50 years

Equipment:            2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

Mitsubishi UFJ Financial Group, Inc.

(B)	Intangible Fixed Assets (except for Lease Assets)

Amortization of intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(C)	Lease Assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed under the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred Assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds in accordance with Accounting Standards Board of Japan Practical Issues Task Force (“ASBJ PITF”) No. 19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been written-off. The total amount of write-offs was ¥521,879 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

Mitsubishi UFJ Financial Group, Inc.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the estimated amount of benefits.

(10)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as Super IC Card) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(11)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance-sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past and pending claims.

(12)	Reserves under Special Laws

Reserves under special laws represent the reserve for contingent liabilities from financial instrument transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and Article 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(13)	Retirement Benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the current fiscal year is determined using the straight-line method.

Unrecognized prior service cost is amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Unrecognized net actuarial gains (losses) are amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period, starting from the subsequent fiscal year after its occurrence.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated by the simplified method.

(Additional Information)

Employees’ pension funds of MUFG’s domestic consolidated trust banking subsidiary obtained approval of the Minister of Health, Labour and Welfare, dated January 1, 2013, for returning the substitutional portion of the governmental pension program managed by the funds on behalf of the government that relates to past employee services. On February 17, 2014, the amount to be returned (minimum reserve for liabilities) was paid to the government. As a result, ¥372 million of “Gains on transfer of benefit obligation relating to employees’ pension fund” was recorded as part of extraordinary gains.

Mitsubishi UFJ Financial Group, Inc.

(14)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

(15)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income”.

(16)	Hedge Accounting

(A)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

Mitsubishi UFJ Financial Group, Inc.

(B)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, other securities (other than bonds) denominated in foreign currencies, and future equity investments in foreign subsidiaries. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to other securities (other than bonds) denominated in foreign currencies, and the deferred hedge accounting method is applied to future equity investments in foreign subsidiaries.

(C)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third-party transactions.

(17)	Amortization Method and Amortization Period of Goodwill

Goodwill and negative goodwill recognized on or before March 31, 2010 are amortized using the straight-line method over 20 years starting from the period of the consolidation. Goodwill with insignificant balances was expensed as incurred.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting as long as they are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or Accounting Principles Generally Accepted in the United States (“U.S. GAAP”).

If they are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly adjusted in accordance with U.S. GAAP. They were also adjusted when necessary in the process of consolidation.

Mitsubishi UFJ Financial Group, Inc.

(Change in Accounting Policies)

(Accounting Standard for Retirement Benefits)

“Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, hereinafter “Retirement Benefits Guidance”) are adopted from the end of the current fiscal year (with the exception of the main clause of Article 35 of the Retirement Benefits Accounting Standard and the main clause of Article 67 of the Retirement Benefits Guidance), and the difference between the benefit obligation and the plan asset is recorded as net defined benefit asset or net defined benefit liability.

The Retirement Benefits Accounting Standard is applied in accordance with the transitional handling set forth in Article 37 of the Retirement Benefits Accounting Standard, and unrecognized net actuarial gains (losses) and unrecognized prior service cost after adjusting tax effects are recorded as remeasurements of defined benefit plans under accumulated other comprehensive income as of the end of the current fiscal year.

Accordingly, ¥460,836 million and ¥51,651 million were recorded in net defined benefit asset and net defined benefit liability, respectively, as of the end of the current fiscal year. In addition, accumulated other comprehensive income decreased by ¥50,253 million.

As a result of the adoption of the Retirement Benefits Accounting Standard and the Retirement Benefits Guidance, “Pension liability adjustments of subsidiaries preparing financial statements under U.S. GAAP,” which was separately stated in the consolidated balance sheets for prior years, is included in “remeasurements of defined benefit plans” from the current fiscal year.

(Additional Information)

(Adoption of Consolidated Taxation System)

MUFG and some of its domestic consolidated subsidiaries received approval by the Commissioner of the National Tax Agency for the adoption of the consolidated taxation system effective from the fiscal year ending March 31, 2015. For this reason, accounting treatment assuming the adoption of the consolidated taxation system is implemented from the end of the current fiscal year in accordance with “Practical Solution on Tentative Treatment of Tax Effect Accounting Under Consolidated Taxation System (Part 1)”

(ASBJ PITF No. 5 issued on March 18, 2011) and “Practical Solution on Tentative Treatment of Tax Effect Accounting Under Consolidated Taxation System (Part 2)” (ASBJ PITF No. 7 issued on June 30, 2010).

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Balance Sheet)

1.	Securities include ¥2,106,708 million in stock and ¥33,310 million in investments of affiliates.

2.	“Investment securities” also includes ¥58,512 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge. For borrowed securities under securities borrowing transactions and securities purchased under resale agreements which were permissible to be sold or re-pledged without restrictions, ¥11,577,421 million of such securities were re-pledged, ¥314,144 million were re-loaned and ¥3,420,610 million were held by MUFG as of the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥27,479 million.

Non-accrual delinquent loans: ¥1,046,663 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers’ weakened financial condition.

4.	Loans past due for 3 months or more: ¥50,076 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥581,309 million.

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims for the purpose of business reconstruction or support for the borrower, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,705,529 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills was ¥1,205,491 million.

8.	Assets pledged as collateral were as follows:

Cash and due from banks	¥1,668 million
Trading assets	¥248,463 million
Securities	¥2,323,845 million
Loans and bills discounted	¥6,470,882 million
Other assets	¥42,066 million
Tangible fixed assets	¥45,742 million

Mitsubishi UFJ Financial Group, Inc.

Liabilities related to pledged assets were as follows:

Deposits	¥441,252 million
Call money and bills sold	¥699,451 million
Trading liabilities	¥56,905 million
Borrowed money	¥7,388,047 million
Bonds payable	¥49,593 million

In addition to the items listed above, ¥2,840 million of cash and due from banks, ¥258,222 million of monetary claims bought, ¥122,103 million of trading assets, ¥11,612,328 million of securities, and ¥8,990,050 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥4,310,348 million of trading assets and ¥11,834,623 million of securities were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions were ¥12,182,430 million and ¥4,947,741 million, respectively.

Bills rediscounted were accounted for as financial transactions in accordance with Industry Audit Committee Report No. 24. The total face value of bills of exchange rediscounted was ¥5,711 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities was ¥77,739,880 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which were recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries	March 31, 1998

Domestic consolidated trust banking subsidiaries	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

The difference between the fair value of land used for business operations revaluated in accordance with Article 10 of the law as of the end of the current fiscal year and the book value of such land following the revaluation was ¥35,895 million.

In addition, some of our affiliates that were accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,219,821 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥93,986 million.

13.	Borrowed money included ¥690,800 million of subordinated borrowings.

14.	Bonds payable included ¥2,166,467 million of subordinated bonds.

15.	Goodwill and negative goodwill recognized on or before March 31, 2010 were netted and presented in “Goodwill”. The balances of goodwill and negative goodwill before netting were as follows:

Goodwill	¥575,335 million
Negative goodwill	¥22,680 million

Balance after net out	¥552,655 million

16.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed, was ¥1,324,411 million.

17.	With regard to bonds and other securities in “Securities”, guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥773,729 million.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Income)

1.	“Other ordinary income” included ¥171,653 million of gains on sales of equity securities and ¥112,470 million of equity in gains of the equity method investees.

2.	“Other ordinary expenses” included ¥125,989 million of write-offs of loans and ¥48,792 million of provision for reserve for contingent losses.

3.	“Impairment loss” included an impairment loss of ¥110,198 million on goodwill of the consolidated subsidiary Mitsubishi UFJ NICOS Co., Ltd. MUFG recognizes the company’s businesses as a single grouping unit.

Due to the unexpectedly prolonged effects of the amendments to the Money Lending Business Act, the outstanding balance of card cash advance and loan card for the finance business has fallen short of the targets set forth in the Medium-term Business Plan, which was launched in the fiscal year 2011. As a result of the revision of the earnings forecast for the upcoming fiscal years, the carrying amount of goodwill was reduced to the recoverable amount, and the amount of such reduction was recorded as impairment loss.

The recoverable amount was measured at its value in use based on future cash flows discounted by 9.3%.

4.	“Civil monetary payment” was agreed upon with the New York State Department of Financial Services and paid by a domestic consolidated banking subsidiary, in connection with a settlement transaction with a country subject to U.S. economic sanctions.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Changes in Net Assets)

1.	Detailed Information regarding Outstanding Shares

	(Thousand shares)
	Number of shares as of April 1, 2013	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2014	Notes
Outstanding shares
Common stock	14,158,585	5,440	—	14,164,026	(1)
First series of class 5 preferred stock	156,000	—	—	156,000
Class 11 preferred stock	1	—	—	1
Total	14,314,586	5,440	—	14,320,027
Treasury stock
Common stock	3,411	85	333	3,163	(2)
Total	3,411	85	333	3,163

(1)	Increase in the number of common stock by 5,440 thousand shares was due to the exercise of stock options.
(2)	Increase in the number of common stock held in treasury by 85 thousand shares was mainly due to repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 333 thousand shares was mainly due to sale of stocks in response to requests made by shareholders holding shares constituting less than a unit, sale of stocks by consolidated subsidiaries, sale of stocks by affiliates accounted for under the equity method and a decrease in the number of shares held by affiliates accounted for under the equity method.

2.	Information regarding Subscription Rights to Shares

Issuer	Type of subscription rights to shares	Type of stock to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2014 (in millions of yen)
			As of April 1, 2013	Increase	Decrease	As of March 31, 2014
MUFG	Stock options	—					8,732
Total		—					8,732

Mitsubishi UFJ Financial Group, Inc.

3.	Detailed Information regarding Cash Dividends

(A)	Dividends Paid in the Fiscal Year Ended March 31, 2014

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (¥)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2013	Common stock	99,109	7	March 31, 2013	June 27, 2013
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65
Meeting of Board of Directors on November 14, 2013	Common stock	99,145	7	September 30, 2013	December 6, 2013
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65

The total amount of dividends above includes ¥10 million paid to consolidated subsidiaries.

(B)	Dividends with Record Dates on or before March 31, 2014 and Effective Dates after March 31, 2014

The following matters relating to dividends are planned to be submitted to shareholder vote at the Annual General Meeting of Shareholders scheduled to be held on June 27, 2014.

Date of approval (scheduled)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2014 (tentative)	Common stock	127,474	Retained earnings	9	March 31, 2014	June 27, 2014
	First series of class 5 preferred stock	8,970		57.5
	Class 11 preferred stock	0		2.65

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

As of March 31, 2014

Cash and due from banks on the consolidated balance sheet:	¥ 23,969,883 million
Time deposits and negotiable certificates of deposit in other banks:	¥(17,481,965 million	)

Cash and cash equivalents:	¥ 6,487,918 million

Mitsubishi UFJ Financial Group, Inc.

(Financial Instruments)

Disclosure on the Fair Value and Other Matters of Financial Instruments

(1)	The following table summarizes the amount stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2014 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value is extremely difficult to determine.

	(in millions of yen)
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	23,969,883	23,969,883	—
(2) Call loans and bills bought	826,851	826,851	—
(3) Receivables under resale agreements	7,237,125	7,237,125	—
(4) Receivables under securities borrowing transactions	4,181,660	4,181,660	—
(5) Monetary claims bought (*1)	3,972,145	4,003,153	31,008
(6) Trading assets	8,753,423	8,753,423	—
(7) Money held in trust	583,692	583,692	—
(8) Securities
Debt securities being held to maturity	1,046,616	1,040,171	(6,444)
Other securities	71,014,478	71,014,478	—
(9) Loans and bills discounted	101,938,907
Allowance for credit losses (*1)	(911,146)

	101,027,760	102,465,715	1,437,954

(10) Foreign exchanges (*1)	2,040,406	2,040,406	—

Total assets	224,654,044	226,116,561	1,462,518

(1) Deposits	144,760,294	144,796,417	36,122
(2) Negotiable certificates of deposit	15,548,170	15,552,351	4,181
(3) Call money and bills sold	3,465,414	3,465,414	—
(4) Payables under repurchase agreements	21,626,590	21,626,590	—
(5) Payables under securities lending transactions	5,534,643	5,534,643	—
(6) Commercial papers	1,473,631	1,473,631	—
(7) Trading liabilities	3,896,258	3,896,258	—
(8) Borrowed money	10,828,601	10,867,143	38,542
(9) Foreign exchanges	1,109,198	1,109,198	—
(10) Short-term bonds payable	435,808	435,808	—
(11) Bonds payable	7,165,577	7,299,183	133,606
(12) Due to trust accounts	1,945,151	1,945,151	—

Total liabilities	217,789,339	218,001,792	212,453

Derivative transactions (*2)
Activities not qualifying for hedges	421,488	421,488	—
Activities qualifying for hedges	(183,074)	(183,074)	—

Total derivative transactions	238,413	238,413	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.

Mitsubishi UFJ Financial Group, Inc.

(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis, and liabilities are shown in parentheses.

(2)	The following table summarizes financial instruments on consolidated balance sheets whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

(in millions of yen)
Category	Carrying amount
(1) Non-listed equity securities (*1) (*2)	174,938
(2) Investments in partnerships and others (*2) (*3)	166,639
(3) Others (*2)	1,103
Total	342,680

(*1)	Non-listed equity securities do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥6,950 million was recorded in the current fiscal year.
(*3)	Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading Securities (as of March 31, 2014)

(in millions of yen)
Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Trading securities	(58,065)

2. Debt Securities Being Held to Maturity (as of March 31, 2014)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities of which the fair value exceeds the amount recorded on consolidated balance sheet	Securities	214,969	215,838	868
	Government bonds	214,969	215,838	868
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other securities	1,414,666	1,452,931	38,265
	Foreign bonds	185,698	188,056	2,358
	Other	1,228,967	1,264,874	35,907
	Subtotal	1,629,636	1,668,769	39,133
Securities of which the fair value does not exceed the amount recorded on consolidated balance sheet	Securities	—	—	—
	Government bonds	—	—	—
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other securities	1,149,022	1,136,971	(12,050)
	Foreign bonds	645,948	636,276	(9,671)
	Other	503,074	500,694	(2,379)
	Subtotal	1,149,022	1,136,971	(12,050)
Total		2,778,658	2,805,741	27,082

Mitsubishi UFJ Financial Group, Inc.

3. Other Securities (as of March 31, 2014)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities of which the fair value exceeds the acquisition cost	Domestic equity securities	3,965,842	2,315,547	1,650,295
	Domestic bonds	32,127,706	31,900,583	227,123
	Government bonds	29,703,398	29,534,041	169,356
	Municipal bonds	185,372	178,669	6,703
	Corporate bonds	2,238,935	2,187,872	51,063
	Other securities	11,793,061	11,489,600	303,461
	Foreign equity securities	199,591	117,879	81,712
	Foreign bonds	9,543,755	9,412,757	130,997
	Other	2,049,714	1,958,963	90,750
	Subtotal	47,886,610	45,705,730	2,180,880
Securities of which the fair value does not exceed the acquisition cost	Domestic equity securities	418,347	508,944	(90,596)
	Domestic bonds	10,995,947	11,000,210	(4,262)
	Government bonds	10,731,551	10,733,154	(1,603)
	Municipal bonds	12,554	12,578	(23)
	Corporate bonds	251,840	254,476	(2,636)
	Other securities	12,421,101	12,637,204	(216,103)
	Foreign equity securities	17,921	17,958	(36)
	Foreign bonds	11,056,136	11,240,157	(184,021)
	Other	1,347,043	1,379,087	(32,044)
	Subtotal	23,835,396	24,146,358	(310,962)
Total		71,722,006	69,852,089	1,869,917

(Note)	The total difference amount shown in the table above includes ¥11,869 million revaluation gains of securities by adopting the fair value hedge accounting method.

Mitsubishi UFJ Financial Group, Inc.

4.	Other Securities Sold during the Fiscal Year (from April 1, 2013 to March 31, 2014)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	798,483	141,465	10,192
Domestic bonds	68,758,325	155,697	66,351
Government bonds	68,412,958	151,891	66,013
Municipal bonds	115,401	541	179
Corporate bonds	229,964	3,265	158
Other securities	37,145,709	210,654	130,525
Foreign equity securities	16,484	14,968	280
Foreign bonds	36,713,634	178,693	125,817
Other	415,589	16,992	4,426
Total	106,702,518	507,817	207,069

5.	Change in Classification of Securities by Purpose of Holding

In the current fiscal year, classification of securitized products held by some of foreign subsidiaries closing accounts at the end of December, which had previously been classified as “Other securities”, was changed to “Debt securities being held to maturity” at fair value (¥444,487 million) in accordance with the U.S. Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 320 “Investments—Debt and Equity Securities” and the International Accounting Standards (“IAS”) 39 “Financial Instruments: Recognition and Measurement”.

This change was conducted based on the judgment that it would be more appropriate to reclassify securitized products as “Debt securities being held to maturity” since the subsidiaries had capability as well as intention to hold them to maturity.

Other securities changed to debt securities being held to maturity (as of March 31, 2014)

	(in millions of yen)
	Fair value	Amount on consolidated balance sheet	Amount of net unrealized gains (losses) on other securities recorded on consolidated balance sheet
Foreign bonds	420,870	425,841	(10,775)

Mitsubishi UFJ Financial Group, Inc.

6.	Securities Incurred Impairment Losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain other securities of which fair value is extremely difficult to determine) are subject to write-downs when their fair value has impaired considerably and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the fiscal year (referred to as “impairment losses”).

For the current fiscal year, impairment losses were ¥8,079 million consisting of ¥6,023 million of impairment losses on equity securities and ¥2,055 million of impairment losses on bonds and other securities in which securities whose fair value was extremely difficult to estimate were included.

“Considerable decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Fair value has declined 30% or more from acquisition cost.

Other issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuer” means an issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means an issuer who is not legally or formally bankrupt but is regarded as substantially in a similar condition. “Potentially bankrupt issuer” means an issuer who is not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuer requiring close monitoring” means an issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries. “Other issuer” means an issuer who does not correspond to any of the four categories of issuers mentioned above.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2014)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income during this period
Money held in trust for trading purpose	75,388	(88)

2.	Money Held in Trust Being Held to Maturity (as of March 31, 2014): None

3.	Money Held in Trust not for Trading Purpose or Being Held to Maturity (as of March 31, 2014)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	508,304	507,811	493	493	0

(Notes)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” are showing the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2014)

(in millions of yen)
Net unrealized gains (losses) on other securities	1,812,917
Other securities	1,873,116
Money held in trust not for trading purpose or being held to maturity	493
Reclassification from “Other securities” to “Debt securities being held to maturity”	(60,691)
Deferred tax liabilities	(604,186)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	1,208,731
Minority interests	14,079
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	(4,413)
Total	1,218,397

(Notes)

(1)    “Net unrealized gains (losses) on other securities” shown in the above table excluded ¥11,869 million revaluation gains of securities by application of the fair value hedge accounting method, which were recorded in current earnings.

(2) “Net unrealized gains (losses) on other securities” shown in the above table included ¥15,067 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Business Combinations)

Business combination through acquisition

(Bank of Ayudhya Public Company Limited became a subsidiary through acquisition of its shares)

MUFG and its consolidated subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), each resolved at their meeting of Board of Directors on July 2, 2013 on the implementation of voluntary tender offer by BTMU (the “Voluntary Tender Offer”) to acquire a majority of common stock of Bank of Ayudhya Public Company Limited (“Bank of Ayudhya”). The Voluntary Tender Offer was implemented from November 7, 2013 through December 13, 2013. As a result of the Voluntary Tender Offer, BTMU acquired 4,373,714,120 shares of common stock of Bank of Ayudhya, which accounted for a majority of its voting rights, and the Bank of Ayudhya became a consolidated subsidiary of MUFG and BTMU.

1.	Overview of the business combination

(1)	Name and business description of the acquired company

Name of the acquired company	Bank of Ayudhya Public Company Limited
Description of business	Commercial bank

(2)	Main objectives of the business combination

To further strengthening financial services in Thailand and accommodating diverse needs of customers operating in Thailand through an investment in Bank of Ayudhya

(3)	Date of the business combination

December 18, 2013

(4)	Legal form of the business combination

Making the company a subsidiary through acquisition of its shares

(5)	Acquired voting rights ratio

72.01%

2.	Period of business results of the acquired company included in the consolidated financial statements As the date of the business combination is deemed to be December 31, 2013 and the subsidiary is consolidated based on its financial statements as of December 31, 2013, the business results of the acquired company are not included in the consolidated financial statements for the current fiscal year.

3.	Acquisition cost of the acquired company and its breakdown

Consideration for acquisition	¥535,934 million
Expense directly related to acquisition	¥2,266 million

Acquisition cost	¥538,200 million

Mitsubishi UFJ Financial Group, Inc.

4.	Amount of goodwill incurred, causes, amortization method and amortization period

(1)	Amount of goodwill incurred
¥166,634 million

(2)	Causes
Incurred due to the future excess earnings capacity arising from the future business development

(3)	Amortization method and amortization period
Straight-line method, 20 years

5.	Amounts of assets received and liabilities accepted on the date of the business combination and their major breakdown

(1)	Amount of assets	Total assets	¥4,122,741 million
		Including loans and bills discounted	¥2,067,243 million
(2)	Amount of liabilities	Total liabilities	¥3,592,066 million
		Including deposits	¥2,488,862 million

In the allocation of acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥206,314 million, which mainly consisted of ¥123,836 million of customer related assets (amortization period of 11 years) and ¥59,891 million of core deposits (amortization period of 11 years).

6.	Estimated amount and its calculation method of the effects on the consolidated statement of income for the current fiscal year assuming that the business combination was completed on the beginning date of the current fiscal year

Ordinary income	¥5,477,241 million
Ordinary profits	¥1,716,498 million
Net income	¥990,245 million

(Method used for determining the estimated amount)

The estimated amount is determined as the effects on ordinary income, ordinary profits and net income which are calculated on the assumption that the business combination was completed on the beginning date of the current fiscal year. The amount of amortization is also calculated on the assumption that the goodwill and intangible fixed assets recognized at the time of the business combination incurred on the beginning date of the current fiscal year.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information regarding the Amounts of Ordinary Income, Ordinary Profits (Losses), Assets and other items by Segment

For the Fiscal Year Ended March 31, 2014

	(in millions of yen)
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Others	Total	Adjustments	Amount recorded in the consolidated financial statements
Ordinary income	3,599,428	644,572	529,311	469,857	346,768	5,589,937	(413,835)	5,176,102
Interest income	1,962,002	207,776	27,484	198,238	319,616	2,715,118	(344,469)	2,370,649
Investment gains on equity method	14,169	4,242	24,506	147	—	43,067	69,402	112,470
Amortization of negative goodwill	—	—	—	—	—	—	1,591	1,591
Ordinary income from customers	3,483,233	626,826	527,712	455,792	82,537	5,176,102	—	5,176,102
Ordinary income from internal transactions	116,195	17,746	1,599	14,064	264,230	413,835	(413,835)	—

Segment income (loss)	754,323	145,872	97,781	35,704	306,453	1,340,135	(355,289)	984,845

Segment assets	201,614,685	31,423,015	30,412,908	4,114,232	12,351,964	279,916,806	(21,784,859)	258,131,946

Other items
Depreciation	181,469	34,750	13,668	20,471	1,493	251,853	3,783	255,637
Amortization of goodwill	18,374	597	1,140	2,328	—	22,442	14,388	36,830
Interest expenses	397,230	56,799	35,566	26,102	29,087	544,787	(52,665)	492,122
Extraordinary gains	16,995	651	105	5,410	—	23,162	(11,781)	11,381
Extraordinary losses	37,760	11,315	3,226	492	17	52,813	110,357	163,170
Impairment losses on fixed assets	3,758	10,583	2,359	24	—	16,726	110,198	126,924
Income tax expenses	380,101	58,970	12,386	2,353	(15,100)	438,712	1,275	439,988
Unamortized balance of goodwill	451,668	18,551	29,429	10,865	—	510,514	42,140	552,655
Investment to companies accounted for under the equity method	260,166	109,083	263,785	4,529	823,689	1,461,255	678,763	2,140,019
Increases in tangible and intangible fixed assets	282,463	30,272	23,473	35,352	3,233	374,795	—	374,795

Mitsubishi UFJ Financial Group, Inc.

(Notes)	(1)	Ordinary income, interest income and interest expenses are presented, respectively, in lieu of net sales, interest on deposits and interest on borrowings of the companies in non-banking industries.
	(2)	“Others” includes MUFG.
	(3)	Segment income for “Others” includes ¥255,288 million of dividends from MUFG’s subsidiaries and affiliates.
	(4)	Interest income adjustments include elimination of the dividends from affiliates recorded by MUFG.
	(5)	Segment income adjustments include minus ¥423,960 million elimination of internal transactions, as well as ¥68,670 million comprising investment gains (losses) on equity method, amortization of goodwill and negative goodwill, tax expenses, and minority interests gains (losses) that are not attributable to specific segments.
	(6)	Segment assets adjustments are primarily elimination of assets and liabilities between segments.
	(7)	Adjustments for amortization of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
	(8)	Adjustments for extraordinary gains and losses include elimination of internal transactions and impairment loss of goodwill related to consumer finance subsidiaries.
	(9)	Adjustments for unamortized balance of goodwill are primarily those concerning Mitsubishi UFJ Securities Holdings Co., Ltd.
	(10)	Segment income is reconciled to net income in the consolidated statement of income.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2014
Total net assets per common share	¥893.76
Net income per common share	¥68.28
Diluted net income per common share	¥68.03

(Notes)	(1) Basis for computing net income per common share and diluted net income per common share is as follows:

		For the fiscal year ended March 31, 2014
Net income per common share
Net income	million yen	984,845
Amounts not attributable to common shareholders	million yen	17,940
Total dividends on preferred stock	million yen	17,940
Net income attributable to common shares	million yen	966,905
Average number of common shares outstanding for the fiscal period	thousand shares	14,159,590
Diluted net income per common share
Adjustments in net income	million yen	(2,093)
Adjustments made to reflect convertible securities of subsidiaries and others	million yen	(2,093)
Common share equivalent	thousand shares	21,382
Preferred shares	thousand shares	1
Subscription rights to shares	thousand shares	21,381
Convertible securities not diluting earnings per common share		Subscription rights to shares of affiliates accounted for under the equity method: Morgan Stanley Stock options - 36 million units as of December 31, 2013

(2) Basis for computing total net assets per common share is as follows:

		For the fiscal year ended March 31, 2014
Total net assets	million yen	15,112,895
Amounts not attributable to common shareholders	million yen	2,455,805
Preferred stock	million yen	390,001
Total dividends on preferred stock	million yen	8,970
Subscription rights to shares	million yen	8,732
Minority interests	million yen	2,048,101
Net assets attributable to common shareholders at the end of the fiscal period	million yen	12,657,089
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	14,161,471

Mitsubishi UFJ Financial Group, Inc.

(Change in Accounting Policies)

Effective from the end of the current fiscal year, “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, hereinafter “Retirement Benefits Guidance”) are adopted from the end of the current fiscal year (with the exception of the main clause of Article 35 of the Retirement Benefits Accounting Standard and the main clause of Article 67 of the Retirement Benefits Guidance), and applied in accordance with the transitional handling set forth in Article 37 of the Retirement Benefits Accounting Standard.

As a result, total net assets per common share for the current fiscal year decreased by ¥3.54.

Mitsubishi UFJ Financial Group, Inc.

(Significant Subsequent Events)

(Acquisition and Cancellation of Preferred Stock)

As part of the capital policies, MUFG resolved at the meeting of Board of Directors held on February 3, 2014 on the following execution concerning all of its first series of class 5 preferred stock; (i) acquisition pursuant to Article 18, Paragraph 1 of the Articles of Incorporation and Article 14 of the Issuance Guidelines for the preferred stock; (ii) cancellation pursuant to Article 178 of the Companies Act, subject to the acquisition; and (iii) effective date of the acquisition and cancellation to be April 1, 2014. Listed below are the details.

According to the resolution above, MUFG acquired and cancelled the entire first series of class 5 preferred stock on April 1, 2014.

Method of acquisition	Acquisition pursuant to the clause on the acquisition of first series of class 5 preferred stock

Type of stock acquired/cancelled	First series of class 5 preferred stock

Total number of stock acquired/cancelled	156,000,000 shares

Total amount of stock acquired/cancelled	¥390,000,000,000 (¥2,500 per share)

Date of acquisition	April 1, 2014

Method of cancellation	Deduct from capital surplus

Mitsubishi UFJ Financial Group, Inc.

5.  Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Assets:
Current assets:
Cash and due from banks	14,502	19,037
Securities	112,800	111,300
Prepaid expenses	20	22
Deferred tax assets	—	15,621
Others	47,992	56,099

Total current assets	175,316	202,081

Fixed assets:
Tangible fixed assets:
Buildings	8	12
Equipment and furniture	107	266
Lease assets	3	—

Total tangible fixed assets	120	279

Intangible fixed assets:
Trademarks	14	83
Software	3,365	4,758
Lease assets	59	79
Others	1	1

Total intangible fixed assets	3,440	4,923

Investments and other assets:
Investments in subsidiaries and affiliates	10,706,842	10,706,842
Deferred tax assets	—	17,841
Others	449	307

Total investments and other assets	10,707,291	10,724,991

Total fixed assets	10,710,851	10,730,194

Total assets	10,886,168	10,932,276

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Liabilities:
Current liabilities:
Short-term borrowings	1,873,335	1,917,647
Lease liabilities	18	21
Accounts payable	2,530	3,113
Accrued expenses	3,145	3,064
Income taxes payable	3	104
Deposits received	131	145
Reserve for bonuses	372	388
Reserve for bonuses to directors	59	52
Others	0	0

Total current liabilities	1,879,598	1,924,538

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings from subsidiaries and affiliates	3,607	3,945
Lease liabilities	40	56
Deferred tax liabilities	7,525	—
Others	42	20

Total fixed liabilities	391,716	384,522

Total liabilities	2,271,314	2,309,060

Net assets:
Shareholders’ equity:
Capital stock	2,139,378	2,140,488
Capital surplus:
Capital reserve	2,139,392	2,140,501
Other capital surplus	1,860,006	1,860,006

Total capital surplus	3,999,398	4,000,507

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,367,278	2,392,816

Total retained earnings	2,517,278	2,542,816

Treasury stock	(61)	(105)

Total shareholders’ equity	8,655,995	8,683,707

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(50,026)	(69,224)

Total valuation and translation adjustments	(50,026)	(69,224)

Subscription rights to shares	8,884	8,732

Total net assets	8,614,853	8,623,215

Total liabilities and net assets	10,886,168	10,932,276

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Operating income:
Dividends	204,510	239,764
Management fees from subsidiaries and affiliates	17,154	18,922

Total operating income	221,664	258,686

Operating expenses:
General and administrative expenses	16,459	18,887

Total operating expenses	16,459	18,887

Operating profits	205,204	239,799

Non-operating income:
Interest on deposits	0	0
Interest on securities	77	72
Dividends	15,524	15,524
Others	179	294

Total non-operating income	15,780	15,891

Non-operating expenses:
Interest on borrowings	14,946	13,313
Interest on bonds payable	15,555	15,583
Others	130	240

Total non-operating expenses	30,632	29,137

Ordinary profits	190,353	226,553

Extraordinary gains:
Gains on liquidation of subsidiaries	454	—

Total extraordinary gains	454	—

Extraordinary losses:
Losses on retirement of fixed assets	3	0
Losses on sales of investments in subsidiaries and affiliates	2,104	—

Total extraordinary losses	2,107	0

Income before income taxes	188,699	226,553

Income taxes-current	577	697
Income taxes-deferred	29	(15,876)

Total taxes	606	(15,179)

Net income	188,092	241,732

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2013

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,138,487	2,138,503	1,860,006	150,000	2,367,003
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	891	889
Dividends from retained earnings					(187,817)
Net income					188,092
Repurchase of treasury stock
Disposal of treasury stock			(0)
Net changes of items other than shareholders’ equity

Total changes during the period	891	889	(0)	—	275

Balance at the end of the period	2,139,378	2,139,392	1,860,006	150,000	2,367,278

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(46)	8,653,954	5,935	7,933	8,667,823
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		1,780			1,780
Dividends from retained earnings		(187,817)			(187,817)
Net income		188,092			188,092
Repurchase of treasury stock	(15)	(15)			(15)
Disposal of treasury stock	1	1			1
Net changes of items other than shareholders’ equity			(55,961)	950	(55,010)

Total changes during the period	(14)	2,041	(55,961)	950	(52,969)

Balance at the end of the period	(61)	8,655,995	(50,026)	8,884	8,614,853

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2014

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,139,378	2,139,392	1,860,006	150,000	2,367,278
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,109	1,108
Dividends from retained earnings					(216,194)
Net income					241,732
Repurchase of treasury stock
Disposal of treasury stock			0
Net changes of items other than shareholders’ equity

Total changes during the period	1,109	1,108	0	—	25,537

Balance at the end of the period	2,140,488	2,140,501	1,860,006	150,000	2,392,816

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(61)	8,655,995	(50,026)	8,884	8,614,853
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		2,217			2,217
Dividends from retained earnings		(216,194)			(216,194)
Net income		241,732			241,732
Repurchase of treasury stock	(45)	(45)			(45)
Disposal of treasury stock	1	1			1
Net changes of items other than shareholders’ equity			(19,198)	(151)	(19,350)

Total changes during the period	(44)	27,711	(19,198)	(151)	8,361

Balance at the end of the period	(105)	8,683,707	(69,224)	8,732	8,623,215

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

6. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors” posted on May 14, 2014 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the fiscal year Ended March 31, 2014

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2014 (A)	March 31, 2013 (B)
Gross profits	3,753,023	3,634,205	118,818
Gross profits before credit costs for trust accounts	3,753,494	3,634,226	119,268
Net interest income	1,878,632	1,816,899	61,733
Trust fees	107,935	95,124	12,811
Credit costs for trust accounts (1)	(471)	(20)	(450)
Net fees and commissions	1,160,336	1,042,251	118,085
Net trading profits	362,056	288,214	73,841
Net other business profits	244,062	391,715	(147,653)
Net gains (losses) on debt securities	142,889	336,747	(193,857)
General and administrative expenses	2,289,375	2,095,016	194,359
Amortization of goodwill	36,830	30,387	6,443
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,500,949	1,569,597	(68,647)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,464,119	1,539,210	(75,090)
Provision for general allowance for credit losses (2)	—	15,232	(15,232)
Net business profits*	1,463,648	1,554,421	(90,772)
Net non-recurring gains (losses)	231,171	(210,245)	441,416
Credit costs (3)	(133,399)	(181,620)	48,221
Losses on loan write-offs	(125,989)	(130,448)	4,458
Provision for specific allowance for credit losses	—	(48,635)	48,635
Other credit costs	(7,409)	(2,535)	(4,873)
Reversal of allowance for credit losses (4)	86,543	—	86,543
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	59,208	50,752	8,455
Net gains (losses) on equity securities	144,573	(53,660)	198,233
Gains on sales of equity securities	171,653	53,169	118,484
Losses on sales of equity securities	(14,100)	(19,471)	5,371
Losses on write-down of equity securities	(12,979)	(87,357)	74,377
Profits (losses) from investments in affiliates	112,470	52,004	60,465
Other non-recurring gains (losses)	(38,224)	(77,722)	39,498

Ordinary profits	1,694,820	1,344,176	350,644

Net extraordinary gains (losses)	(151,789)	9,613	(161,403)
Losses on impairment of fixed assets	(126,924)	(10,069)	(116,854)
Gains on transfer of benefit obligation relating to employees’ pension fund	372	50,615	(50,243)
Losses on change in equity	(790)	(23,285)	22,495
Settlement package	(24,537)	—	(24,537)
Income before income taxes and others	1,543,030	1,353,789	189,240
Income taxes-current	349,531	197,641	151,890
Income taxes-deferred	90,456	198,145	(107,689)
Total taxes	439,988	395,787	44,200
Income before minority interests	1,103,042	958,002	145,039
Minority interests	118,196	105,378	12,817

Net income	984,845	852,623	132,222

Note:

*      Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	11,881	(115,656)	127,537

Number of consolidated subsidiaries	253	220	33
Number of affiliated companies accounted for under the equity method	62	61	1

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2014 (A)	March 31, 2013 (B)
Gross profits	2,293,927	2,397,734	(103,807)
Gross profits before credit costs for trust accounts	2,294,398	2,397,755	(103,357)
Domestic gross profits	1,384,482	1,472,087	(87,604)
Net interest income	810,701	882,702	(72,001)
Trust fees	79,991	70,634	9,357
Credit costs for trust accounts (1)	(470)	(20)	(450)
Net fees and commissions	378,397	339,468	38,928
Net trading profits	20,866	39,308	(18,442)
Net other business profits	94,525	139,972	(45,446)
Net gains (losses) on debt securities	72,172	156,640	(84,468)
Non-domestic gross profits	909,444	925,647	(16,202)
Net interest income	504,786	442,719	62,067
Net fees and commissions	187,224	172,230	14,994
Net trading profits	99,029	101,814	(2,784)
Net other business profits	118,403	208,882	(90,479)
Net gains (losses) on debt securities	58,330	165,750	(107,419)
General and administrative expenses	1,275,471	1,233,902	41,568
Personnel expenses	506,928	483,152	23,775
Non-personnel expenses	707,190	689,351	17,839
Taxes	61,352	61,399	(46)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,018,927	1,163,852	(144,925)
Provision for general allowance for credit losses (2)	—	9,959	(9,959)
Net business profits	1,018,456	1,173,791	(155,335)
Net non-recurring gains (losses)	178,730	(176,502)	355,233
Credit costs (3)	(62,685)	(100,449)	37,764
Losses on loan write-offs	(57,120)	(52,241)	(4,879)
Provision for specific allowance for credit losses	—	(44,474)	44,474
Other credit costs	(5,564)	(3,733)	(1,831)
Reversal of allowance for credit losses (4)	65,604	—	65,604
Reversal of reserve for contingent losses included in credit costs (5)	1,475	691	783
Gains on loans written-off (6)	31,246	24,495	6,751
Net gains (losses) on equity securities	97,007	(57,049)	154,057
Gains on sales of equity securities	159,341	42,471	116,870
Losses on sales of equity securities	(12,237)	(19,718)	7,480
Losses on write-down of equity securities	(50,096)	(79,802)	29,706
Other non-recurring gains (losses)	46,082	(44,190)	90,272

Ordinary profits	1,197,187	997,288	199,898

Net extraordinary gains (losses)	(27,948)	53,723	(81,672)
Net gains (losses) on disposition of fixed assets	(1,712)	(7,732)	6,019
Losses on impairment of fixed assets	(13,461)	(7,664)	(5,796)
Settlement package	(24,537)	—	(24,537)
Gains on sales of equity securities of affiliates	10,367	21,375	(11,007)
Gains on transfer of benefit obligation relating to employees’ pension fund	372	50,615	(50,243)
Losses on return of assets from retirement benefits trust	—	(8,293)	8,293
Income before income taxes	1,169,238	1,051,012	118,225
Income taxes-current	281,562	141,288	140,274
Income taxes-deferred	101,091	199,443	(98,351)
Total taxes	382,654	340,731	41,922

Net income	786,583	710,280	76,302

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	35,169	(65,324)	100,494

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2014 (A)	March 31, 2013 (B)
Gross profits	2,551,697	2,571,795	(20,097)
Net interest income	1,564,852	1,503,763	61,089
Trust fees	14,243	10,276	3,966
Net fees and commissions	598,768	561,049	37,718
Net trading profits	124,390	142,756	(18,366)
Net other business profits	249,443	353,948	(104,505)
Net gains (losses) on debt securities	145,723	304,917	(159,194)
General and administrative expenses	1,504,171	1,375,435	128,735
Amortization of goodwill	18,374	14,867	3,507
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,065,901	1,211,227	(145,325)
Net business profits before provision for general allowance for credit losses	1,047,526	1,196,359	(148,833)
Provision for general allowance for credit losses (1)	—	6,554	(6,554)
Net business profits*	1,047,526	1,202,914	(155,388)
Net non-recurring gains (losses)	170,008	(131,985)	301,994
Credit costs (2)	(80,085)	(109,634)	29,549
Losses on loan write-offs	(72,268)	(72,737)	469
Provision for specific allowance for credit losses	—	(34,194)	34,194
Other credit costs	(7,817)	(2,702)	(5,115)
Reversal of allowance for credit losses (3)	74,570	—	74,570
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	40,817	34,260	6,557
Net gains (losses) on equity securities	111,636	(60,762)	172,399
Gains on sales of equity securities	133,904	20,917	112,986
Losses on sales of equity securities	(8,795)	(10,797)	2,002
Losses on write-down of equity securities	(13,471)	(70,882)	57,410
Profits (losses) from investments in affiliates	14,169	15,665	(1,495)
Other non-recurring gains (losses)	8,899	(11,513)	20,413

Ordinary profits	1,217,534	1,070,928	146,605

Net extraordinary gains (losses)	(20,765)	1,984	(22,750)
Net gains (losses) on disposition of fixed assets	3,711	(3,653)	7,365
Losses on impairment of fixed assets	(3,758)	(5,142)	1,384
Settlement package	(24,537)	—	(24,537)
Income before income taxes and others	1,196,769	1,072,913	123,855
Income taxes-current	281,821	143,588	138,233
Income taxes-deferred	98,280	195,654	(97,374)
Total taxes	380,101	339,242	40,859
Income before minority interests	816,667	733,670	82,996
Minority interests	62,344	60,156	2,187

Net income	754,323	673,514	80,808

Note:

*       Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	35,302	(68,819)	104,121

Number of consolidated subsidiaries	160	144	16
Number of affiliated companies accounted for under the equity method	59	57	2

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2014 (A)	March 31, 2013 (B)
Gross profits	1,951,599	2,052,729	(101,130)
Domestic gross profits	1,130,258	1,190,179	(59,920)
Net interest income	724,560	789,593	(65,032)
Net fees and commissions	285,781	251,738	34,042
Net trading profits	7,829	7,383	445
Net other business profits	112,086	141,463	(29,376)
Net gains (losses) on debt securities	89,222	150,048	(60,825)
Non-domestic gross profits	821,340	862,549	(41,209)
Net interest income	431,573	383,690	47,882
Net fees and commissions	186,861	172,301	14,560
Net trading profits	100,583	114,674	(14,091)
Net other business profits	102,322	191,883	(89,561)
Net gains (losses) on debt securities	43,311	144,607	(101,296)
General and administrative expenses	1,095,664	1,051,134	44,529
Personnel expenses	438,180	411,554	26,625
Non-personnel expenses	602,702	585,558	17,144
Amortization of goodwill	263	246	17
Taxes	54,781	54,021	759
Net business profits before provision for general allowance for credit losses and amortization of goodwill	856,198	1,001,841	(145,642)
Net business profits before provision for general allowance for credit losses	855,934	1,001,595	(145,660)
Provision for general allowance for credit losses (1)	—	9,463	(9,463)
Net business profits	855,934	1,011,058	(155,123)
Net non-recurring gains (losses)	146,174	(150,063)	296,237
Credit costs (2)	(61,617)	(89,013)	27,396
Losses on loan write-offs	(55,958)	(49,154)	(6,803)
Provision for specific allowance for credit losses	—	(36,117)	36,117
Other credit costs	(5,658)	(3,741)	(1,917)
Reversal of allowance for credit losses (3)	47,987	—	47,987
Reversal of reserve for contingent losses included in credit costs (4)	197	—	197
Gains on loans written-off (5)	30,505	22,916	7,588
Net gains (losses) on equity securities	78,988	(58,498)	137,486
Gains on sales of equity securities	132,725	19,887	112,837
Losses on sales of equity securities	(8,444)	(10,907)	2,463
Losses on write-down of equity securities	(45,292)	(67,478)	22,185
Other non-recurring gains (losses)	50,113	(25,467)	75,581

Ordinary profits	1,002,109	860,995	141,113

Net extraordinary gains (losses)	(17,319)	16,473	(33,793)
Net gains (losses) on disposition of fixed assets	(1,269)	(5,775)	4,506
Losses on impairment of fixed assets	(2,902)	(4,549)	1,646
Settlement package	(24,537)	—	(24,537)
Gains on sales of equity securities of affiliates	10,367	21,375	(11,007)
Income before income taxes	984,789	877,468	107,320
Income taxes-current	248,085	109,342	138,742
Income taxes-deferred	86,446	183,013	(96,566)
Total taxes	334,531	292,356	42,175

Net income	650,257	585,112	65,145

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	17,072	(56,633)	73,706

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2014 (A)	March 31, 2013 (B)
Gross profits	425,831	414,166	11,664
Gross profits before credit costs for trust accounts	426,302	414,187	12,114
Trust fees	94,001	85,064	8,936
Trust fees before credit costs for trust accounts	94,472	85,085	9,386
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	5,921	5,886	34
Other trust fees	88,551	79,198	9,352
Credit costs for trust accounts (1)	(471)	(20)	(450)
Net interest income	151,001	146,337	4,663
Net fees and commissions	158,984	144,098	14,886
Net trading profits	15,821	22,618	(6,796)
Net other business profits	6,021	16,046	(10,025)
Net gains (losses) on debt securities	(2,030)	27,722	(29,753)
General and administrative expenses	240,590	236,879	3,711
Amortization of goodwill	597	216	381
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	186,309	177,524	8,784
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	185,711	177,308	8,402
Provision for general allowance for credit losses (2)	—	513	(513)
Net business profits*	185,240	177,800	7,439
Net non-recurring gains (losses)	38,512	(23,865)	62,377
Credit costs (3)	(1,116)	(11,593)	10,477
Losses on loan write-offs	(1,210)	(3,219)	2,009
Provision for specific allowance for credit losses	—	(8,374)	8,374
Other credit costs	93	0	93
Reversal of allowance for credit losses (4)	17,603	—	17,603
Reversal of reserve for contingent losses included in credit costs (5)	1,278	691	586
Gains on loans written-off (6)	813	1,228	(414)
Net gains (losses) on equity securities	22,285	1,891	20,394
Gains on sales of equity securities	26,569	23,026	3,543
Losses on sales of equity securities	(3,807)	(8,810)	5,003
Losses on write-down of equity securities	(477)	(12,324)	11,847
Profits (losses) from investments in affiliates	4,242	6,354	(2,111)
Other non-recurring gains (losses)	(6,595)	(22,437)	15,842

Ordinary profits	223,752	153,934	69,817

Net extraordinary gains (losses)	(10,664)	36,979	(47,644)
Net gains (losses) on disposition of fixed assets	(453)	(2,012)	1,559
Losses on impairment of fixed assets	(10,583)	(3,329)	(7,253)
Gains on transfer of benefit obligation relating to employees’ pension fund	372	50,615	(50,243)
Losses on return of assets from retirement benefits trust	—	(8,293)	8,293
Income before income taxes and others	213,087	190,914	22,172
Income taxes-current	42,657	39,969	2,688
Income taxes-deferred	16,312	16,410	(97)
Total taxes	58,970	56,379	2,590
Income before minority interests	154,117	134,534	19,582
Minority interests	8,244	7,474	770

Net income	145,872	127,060	18,811

Note:

*       Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	18,108	(9,181)	27,289

Number of consolidated subsidiaries	48	27	21
Number of affiliated companies accounted for under the equity method	12	12	—

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2014 (A)	March 31, 2013 (B)
Gross profits	342,328	345,005	(2,677)
Gross profits before credit costs for trust accounts	342,799	345,026	(2,226)
Domestic gross profits	254,224	281,907	(27,683)
Trust fees	79,991	70,634	9,357
Trust fees before credit costs for trust accounts	80,462	70,655	9,807
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	5,921	5,886	34
Other trust fees	74,541	64,768	9,773
Credit costs for trust accounts (1)	(470)	(20)	(450)
Net interest income	86,140	93,109	(6,968)
Net fees and commissions	92,615	87,730	4,885
Net trading profits	13,036	31,924	(18,887)
Net other business profits	(17,561)	(1,491)	(16,070)
Net gains (losses) on debt securities	(17,050)	6,592	(23,642)
Non-domestic gross profits	88,103	63,097	25,006
Net interest income	73,213	59,029	14,184
Net fees and commissions	362	(70)	433
Net trading profits	(1,553)	(12,860)	11,306
Net other business profits	16,080	16,999	(918)
Net gains (losses) on debt securities	15,019	21,142	(6,122)
General and administrative expenses	179,807	182,768	(2,961)
Personnel expenses	68,747	71,598	(2,850)
Non-personnel expenses	104,488	103,792	695
Taxes	6,571	7,377	(806)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	162,992	162,257	734
Provision for general allowance for credit losses (2)	—	496	(496)
Net business profits	162,521	162,733	(211)
Net non-recurring gains (losses)	32,556	(26,439)	58,996
Credit costs (3)	(1,068)	(11,435)	10,367
Losses on loan write-offs	(1,162)	(3,086)	1,924
Provision for specific allowance for credit losses	—	(8,356)	8,356
Other credit costs	93	7	86
Reversal of allowance for credit losses (4)	17,617	—	17,617
Reversal of reserve for contingent losses included in credit costs (5)	1,278	691	586
Gains on loans written-off (6)	741	1,578	(837)
Net gains (losses) on equity securities	18,019	1,448	16,570
Gains on sales of equity securities	26,616	22,583	4,032
Losses on sales of equity securities	(3,793)	(8,810)	5,017
Losses on write-down of equity securities	(4,803)	(12,324)	7,520
Other non-recurring gains (losses)	(4,030)	(18,722)	14,691

Ordinary profits	195,077	136,293	58,784

Net extraordinary gains (losses)	(10,629)	37,250	(47,879)
Net gains (losses) on disposition of fixed assets	(443)	(1,956)	1,512
Losses on impairment of fixed assets	(10,558)	(3,115)	(7,442)
Gains on transfer of benefit obligation relating to employees’ pension fund	372	50,615	(50,243)
Losses on return of assets from retirement benefits trust	—	(8,293)	8,293
Income before income taxes	184,448	173,543	10,904
Income taxes-current	33,477	31,946	1,531
Income taxes-deferred	14,644	16,429	(1,784)
Total taxes	48,122	48,375	(252)

Net income	136,326	125,168	11,157

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	18,097	(8,690)	26,787

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2014 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2013 (B)
Total average interest rate on interest-earning assets (a)	0.70	(0.09)	0.80
Average interest rate on loans and bills discounted (b)	1.11	(0.13)	1.25
Average interest rate on securities	0.47	(0.00)	0.47
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.74	(0.03)	0.77
Average interest rate on deposits and NCD (d)	0.04	(0.01)	0.05
Average interest rate on other liabilities	0.19	(0.04)	0.24
Overall interest rate spread (a)-(c)	(0.03)	(0.06)	0.02
Interest rate spread (b)-(d)	1.07	(0.12)	1.19

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.30	(0.11)	1.41
Interest rate spread (e)-(d)	1.26	(0.09)	1.36

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2014 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2013 (B)
Total average interest rate on interest-earning assets (a)	0.62	(0.10)	0.73
Average interest rate on loans and bills discounted (b)	0.84	(0.10)	0.94
Average interest rate on securities	0.58	0.01	0.56
Total average interest rate on interest-bearing liabilities (c)	0.19	(0.02)	0.22
Average interest rate on deposits and NCD (d)	0.15	(0.03)	0.19
Overall interest rate spread (a)-(c)	0.43	(0.07)	0.51
Interest rate spread (b)-(d)	0.68	(0.06)	0.75

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.84	(0.11)	0.96
Interest rate spread (e)-(d)	0.68	(0.07)	0.76

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2014 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2013 (B)
Average interest rate on loans and bills discounted (a)	1.07	(0.12)	1.20
Average interest rate on deposits and NCD (b)	0.05	(0.01)	0.07
Interest rate spread (a)-(b)	1.02	(0.11)	1.13

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.22	(0.11)	1.33
Interest rate spread (c)-(b)	1.16	(0.09)	1.26

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2014
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,174.7	3,648.0	11,672.7	16,495.6
Receive-floater/pay-fix	755.9	5,437.6	3,519.8	9,713.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,930.7	9,085.6	15,192.6	26,209.0

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2014
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	756.8	2,645.3	11,582.7	14,984.9
Receive-floater/pay-fix	363.0	3,704.7	2,453.9	6,521.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,119.8	6,350.1	14,036.7	21,506.7

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2014
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	376.0	939.0	90.0	1,405.0
Receive-floater/pay-fix	374.0	1,664.8	1,110.8	3,149.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	750.0	2,603.8	1,200.8	4,554.8

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,778,658	27,082	39,133	12,050	2,180,100	53,633	57,023	3,390
Domestic bonds	214,969	868	868	—	233,985	1,893	1,893	—
Government bonds	214,969	868	868	—	229,940	1,872	1,872	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	4,044	20	20	—
Other	2,563,688	26,214	38,265	12,050	1,946,115	51,740	55,130	3,390
Foreign bonds	831,646	(7,312)	2,358	9,671	488,011	354	3,745	3,390
Other	1,732,042	33,527	35,907	2,379	1,458,103	51,385	51,385	—

	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	71,722,006	1,869,917	2,180,880	310,962	77,091,859	1,885,138	2,112,709	227,571
Domestic equity securities	4,384,190	1,559,699	1,650,295	90,596	3,896,586	1,046,030	1,191,026	144,995
Domestic bonds	43,123,653	222,860	227,123	4,262	51,473,004	371,540	377,671	6,131
Government bonds	40,434,950	167,753	169,356	1,603	48,477,995	303,114	303,875	761
Municipal bonds	197,927	6,679	6,703	23	212,246	8,949	8,953	4
Corporate bonds	2,490,776	48,427	51,063	2,636	2,782,762	59,476	64,842	5,366
Other	24,214,162	87,357	303,461	216,103	21,722,269	467,567	544,011	76,444
Foreign equity securities	217,513	81,675	81,712	36	209,122	94,619	94,689	69
Foreign bonds	20,599,891	(53,023)	130,997	184,021	18,381,458	305,229	327,286	22,057
Other	3,396,757	58,705	90,750	32,044	3,131,687	67,718	122,036	54,317

Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	15,403,755	20,596,975	5,741,699	1,596,384	14,419,911	27,685,651	7,149,127	2,452,516
Government bonds	15,104,245	19,476,366	5,269,520	799,787	14,035,435	26,367,682	6,699,472	1,605,346
Municipal bonds	19,619	125,263	52,631	412	27,482	100,010	84,313	439
Corporate bonds	279,890	995,345	419,547	796,184	356,993	1,217,959	365,341	846,730
Other	2,850,379	11,868,248	5,319,278	4,446,307	2,639,095	8,989,772	4,748,566	4,822,400
Foreign bonds	2,531,411	11,237,229	3,870,225	3,770,269	2,383,702	8,598,985	3,507,199	4,356,731
Other	318,967	631,019	1,449,052	676,037	255,393	390,786	1,241,367	465,669
Total	18,254,134	32,465,223	11,060,978	6,042,692	17,059,007	36,675,424	11,897,694	7,274,916

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,750,757	33,527	35,907	2,379	1,449,339	49,647	49,647	—
Stocks of subsidiaries and affiliates	676,760	(6,226)	30,867	37,094	77,176	27,021	42,861	15,840

	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	54,117,050	1,367,125	1,585,230	218,104	60,949,673	1,276,728	1,454,586	177,857
Domestic equity securities	3,548,461	1,144,077	1,233,376	89,298	3,128,846	701,614	846,575	144,960
Domestic bonds	36,175,473	171,251	175,419	4,168	44,334,018	292,981	298,892	5,911
Other	14,393,114	51,796	176,434	124,638	13,486,809	282,132	309,118	26,985
Foreign equity securities	197,436	77,286	78,166	880	207,196	92,550	92,580	30
Foreign bonds	11,594,024	(50,095)	50,043	100,139	10,820,311	116,567	125,829	9,262
Other	2,601,654	24,605	48,223	23,617	2,459,300	73,014	90,707	17,693
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,963,192	16,072,562	4,559,235	1,580,483	13,816,874	22,915,704	5,192,758	2,408,680
Government bonds	13,707,896	15,188,464	4,158,774	799,787	13,500,613	21,851,882	4,825,360	1,578,095
Municipal bonds	19,619	125,104	52,631	370	27,482	100,010	84,118	394
Corporate bonds	235,676	758,993	347,829	780,325	288,777	963,811	283,279	830,191
Other	2,062,205	7,088,092	3,330,584	1,676,487	1,888,221	5,347,648	2,909,429	2,636,220
Foreign bonds	1,743,698	6,670,035	1,986,860	1,189,493	1,636,136	5,167,204	1,774,976	2,219,061
Other	318,506	418,057	1,343,724	486,993	252,084	180,443	1,134,452	417,158
Total	16,025,397	23,160,654	7,889,820	3,256,970	15,705,095	28,263,352	8,102,188	5,044,901

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	220,090	876	876	—	538,123	3,230	3,230	—
Stocks of subsidiaries and affiliates	57,771	100,140	100,395	255	57,771	88,141	88,304	162

	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	14,521,222	452,388	497,868	45,480	13,625,796	480,824	536,189	55,364
Domestic equity securities	856,844	322,464	343,759	21,295	785,736	242,718	272,627	29,909
Domestic bonds	6,717,762	42,635	42,851	215	6,908,030	71,889	72,241	351
Other	6,946,615	87,288	111,257	23,969	5,932,029	166,216	191,320	25,104
Foreign equity securities	380	129	129	—	480	115	115	—
Foreign bonds	6,469,332	52,605	74,001	21,395	5,476,133	162,317	164,102	1,785
Other	476,901	34,553	37,127	2,573	455,416	3,783	27,102	23,319
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2014				As of March 31, 2013
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,258,404	4,370,126	1,288,276	15,901	444,643	4,589,698	2,062,709	43,835
Government bonds	1,222,738	4,153,846	1,216,558	—	384,142	4,364,518	1,980,452	27,250
Municipal bonds	—	159	—	42	—	—	194	45
Corporate bonds	35,665	216,120	71,717	15,858	60,500	225,179	82,061	16,539
Other	377,295	4,068,415	1,401,156	851,471	599,179	3,244,778	1,438,979	688,858
Foreign bonds	376,462	3,898,013	1,361,704	838,298	596,133	3,118,084	1,392,816	674,367
Other	832	170,402	39,451	13,173	3,045	126,693	46,163	14,491
Total	1,635,699	8,438,541	2,689,432	867,372	1,043,822	7,834,476	3,501,688	732,694

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2014 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2013 (B)
ROE	9.05	0.27	8.77

Note:

ROE is computed as follows:

Net income - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

12

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)	As of September 30, 2013
(1) Total capital ratio (4)/(7)	15.53%	(1.14)%	16.68%	16.84%
(2) Tier 1 capital ratio (5)/(7)	12.45%	(0.29)%	12.74%	13.12%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.25%	(0.45)%	11.70%	11.77%
(4) Total capital	15,394.3	720.3	14,673.9	15,407.8
(5) Tier 1 capital	12,341.8	1,127.0	11,214.8	11,998.6
(6) Common Equity Tier 1 capital	11,153.0	852.4	10,300.5	10,765.6
(7) Risk weighted assets	99,084.3	11,115.6	87,968.6	91,448.5
(8) Required Capital (7)×8%	7,926.7	889.2	7,037.4	7,315.8

BTMU Consolidated

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)	As of September 30, 2013
(1) Total capital ratio (4)/(7)	15.57%	(1.93)%	17.51%	17.26%
(2) Tier 1 capital ratio (5)/(7)	12.21%	(0.90)%	13.11%	13.13%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.05%	(0.66)%	11.71%	11.54%
(4) Total capital	12,256.1	222.0	12,034.1	12,416.2
(5) Tier 1 capital	9,611.5	595.7	9,015.7	9,442.6
(6) Common Equity Tier 1 capital	8,696.5	643.8	8,052.7	8,300.6
(7) Risk weighted assets	78,678.0	9,958.7	68,719.3	71,908.9
(8) Required Capital (7)×8%	6,294.2	796.6	5,497.5	5,752.7

MUTB Consolidated

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)	As of September 30, 2013
(1) Total capital ratio (4)/(7)	18.38%	0.59%	17.79%	19.72%
(2) Tier 1 capital ratio (5)/(7)	14.76%	0.99%	13.77%	15.29%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.21%	1.09%	13.12%	14.72%
(4) Total capital	2,057.3	21.7	2,035.5	2,081.2
(5) Tier 1 capital	1,652.4	77.2	1,575.1	1,613.3
(6) Common Equity Tier 1 capital	1,590.6	90.1	1,500.5	1,554.0
(7) Risk weighted assets	11,188.1	(249.1)	11,437.2	10,551.2
(8) Required Capital (7)×8%	895.0	(19.9)	914.9	844.0

BTMU Non-consolidated

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)	As of September 30, 2013
(1) Total capital ratio (4)/(7)	17.52%	(1.00)%	18.52%	18.74%
(2) Tier 1 capital ratio (5)/(7)	13.74%	(0.24)%	13.99%	14.21%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.88%	0.12%	11.76%	11.99%
(4) Total capital	11,582.1	81.1	11,501.0	11,695.1
(5) Tier 1 capital	9,087.3	401.8	8,685.4	8,864.7
(6) Common Equity Tier 1 capital	7,854.6	553.2	7,301.3	7,480.9
(7) Risk weighted assets	66,090.9	4,011.8	62,079.0	62,379.2
(8) Required Capital (7)×8%	5,287.2	320.9	4,966.3	4,990.3

MUTB Non-consolidated

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)	As of September 30, 2013
(1) Total capital ratio (4)/(7)	18.51%	0.56%	17.94%	19.94%
(2) Tier 1 capital ratio (5)/(7)	14.37%	1.15%	13.22%	14.75%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.72%	1.22%	12.49%	13.97%
(4) Total capital	2,068.9	29.9	2,039.0	2,096.4
(5) Tier 1 capital	1,606.6	104.2	1,502.4	1,550.9
(6) Common Equity Tier 1 capital	1,533.7	113.9	1,419.7	1,469.3
(7) Risk weighted assets	11,173.8	(186.7)	11,360.6	10,512.1
(8) Required Capital (7)×8%	893.9	(14.9)	908.8	840.9

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2014 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	27,479	0.02%	74,348	0.08%	(46,869)	(0.05)%
Non-accrual delinquent loans	1,046,663	1.02%	1,189,791	1.30%	(143,127)	(0.27)%
Accruing loans contractually past due 3 months or more	50,076	0.04%	38,596	0.04%	11,479	0.00%
Restructured loans	581,309	0.57%	641,730	0.70%	(60,420)	(0.13)%
Total risk monitored loans	1,705,529	1.67%	1,944,467	2.12%	(238,938)	(0.45)%
Total loans and bills discounted	101,938,907		91,299,557		10,639,349

Written-off	521,879		619,561		(97,681)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2014 (A)	% to total risk monitored loans	As of March 31, 2013 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	938,483	55.02%	1,087,457	55.92%	(148,974)	(0.89)%
General allowance for credit losses	629,209		729,080		(99,871)
Specific allowance for credit losses	307,883		357,625		(49,742)
Allowance for credit to specific foreign borrowers	1,390		751		639

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,375,201	1,680,314	(305,112)
Overseas	330,327	264,153	66,174
Asia	89,008	17,098	71,910
Indonesia	3,102	2,982	120
Singapore	27	49	(22)
Thailand	66,812	4,871	61,941
Hong Kong	781	901	(120)
China	126	1,813	(1,686)
Other	18,158	6,478	11,679
Americas	114,988	125,035	(10,047)
Europe, Middle East and Other	126,330	122,019	4,310

Total	1,705,529	1,944,467	(238,938)

Classified by Industry	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,375,201	1,680,314	(305,112)
Manufacturing	263,319	299,745	(36,425)
Construction	37,945	45,922	(7,976)
Wholesale and retail	246,120	288,740	(42,620)
Finance and insurance	8,106	14,521	(6,415)
Real estate, goods rental and leasing	197,128	256,577	(59,448)
Services	107,142	130,690	(23,548)
Other industries	65,548	78,893	(13,345)
Consumer	449,891	565,222	(115,331)
Overseas	330,327	264,153	66,174
Financial institutions	24,238	21,813	2,424
Commercial and industrial	137,049	119,280	17,768
Other	169,039	123,058	45,980

Total	1,705,529	1,944,467	(238,938)

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2014 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	20,637	0.02%	69,898	0.09%	(49,261)	(0.06)%
Non-accrual delinquent loans	863,900	1.08%	989,654	1.33%	(125,754)	(0.24)%
Accruing loans contractually past due 3 months or more	57,177	0.07%	57,611	0.07%	(433)	(0.00)%
Restructured loans	401,102	0.50%	475,536	0.64%	(74,433)	(0.13)%
Total risk monitored loans	1,342,818	1.68%	1,592,701	2.14%	(249,883)	(0.46)%
Total loans and bills discounted	79,495,010		74,104,875		5,390,135

Written-off	353,636		419,354		(65,718)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2014 (A)	% to total risk monitored loans	As of March 31, 2013 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	651,662	48.52%	755,053	47.40%	(103,391)	1.12%
General allowance for credit losses	401,533		478,576		(77,043)
Specific allowance for credit losses	248,738		275,726		(26,987)
Allowance for credit to specific foreign borrowers	1,390		751		639

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,168,147	1,430,597	(262,449)
Overseas	174,670	162,104	12,566
Asia	21,592	9,182	12,409
Indonesia	1,312	1,474	(161)
Singapore	27	49	(22)
Thailand	1,401	364	1,036
Hong Kong	781	901	(120)
China	—	—	—
Other	18,069	6,392	11,677
Americas	29,489	35,027	(5,538)
Europe, Middle East and Other	123,588	117,893	5,695

Total	1,342,818	1,592,701	(249,883)

Classified by Industry

	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,168,147	1,430,597	(262,449)
Manufacturing	250,801	273,332	(22,531)
Construction	37,171	44,511	(7,339)
Wholesale and retail	243,723	285,854	(42,130)
Finance and insurance	6,451	12,837	(6,385)
Real estate	178,365	231,707	(53,342)
Goods rental and leasing	3,744	5,497	(1,752)
Services	106,210	129,493	(23,282)
Other industries	64,513	76,495	(11,981)
Consumer	277,163	370,868	(93,704)
Overseas	174,670	162,104	12,566
Financial institutions	24,140	21,120	3,020
Commercial and industrial	56,056	67,985	(11,929)
Other	94,473	72,998	21,475

Total	1,342,818	1,592,701	(249,883)

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2014 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	491	0.00%	724	0.00%	(233)	(0.00)%
Non-accrual delinquent loans	27,099	0.22%	48,689	0.43%	(21,590)	(0.20)%
Accruing loans contractually past due 3 months or more	866	0.00%	367	0.00%	499	0.00%
Restructured loans	15,808	0.13%	18,695	0.16%	(2,887)	(0.03)%
Total risk monitored loans	44,266	0.37%	68,477	0.60%	(24,210)	(0.23)%
Total loans and bills discounted	11,909,155		11,273,483		635,672

Written-off	14,136		18,609		(4,472)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2014 (A)	% to total risk monitored loans	As of March 31, 2013 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	36,821	83.18%	64,790	94.61%	(27,969)	(11.43)%
General allowance for credit losses	28,013		40,330		(12,316)
Specific allowance for credit losses	8,807		24,460		(15,652)
Allowance for credit to specific foreign borrowers	0		—		0

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	41,512	64,338	(22,826)
Overseas	2,754	4,139	(1,384)
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
China	—	—	—
Other	—	—	—
Americas	13	13	(0)
Europe, Middle East and Other	2,741	4,125	(1,384)

Total	44,266	68,477	(24,210)

Classified by Industry	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	41,512	64,338	(22,826)
Manufacturing	12,487	26,366	(13,878)
Construction	744	1,378	(634)
Wholesale and retail	2,172	2,622	(449)
Finance and insurance	1,628	1,654	(26)
Real estate	14,815	19,015	(4,200)
Goods rental and leasing	—	—	—
Services	900	1,158	(258)
Other industries	1,029	2,383	(1,353)
Consumer	7,733	9,758	(2,024)
Overseas	2,754	4,139	(1,384)
Financial institutions	—	—	—
Commercial and industrial	2,741	4,125	(1,384)
Other	13	13	(0)

Total	44,266	68,477	(24,210)

16

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2014 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted

Loans to bankrupt borrowers	70	0.22%	73	0.18%	(3)	0.03%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	0.00%
Accruing loans contractually past due 3 months or more	163	0.51%	158	0.40%	4	0.11%
Restructured loans	1,371	4.31%	418	1.06%	953	3.25%
Total risk monitored loans	1,606	5.05%	651	1.65%	954	3.40%
Total loans and bills discounted	31,782		39,428		(7,645)

(2)	Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	95	117	(22)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,606	651	954
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	814	463	351
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	791	187	603

Total	1,606	651	954

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					94,054		134,387	(40,332)
Doubtful					848,304		1,009,807	(161,502)
Special Attention					475,767		552,661	(76,894)
Non Performing Loans (1)					1,418,127		1,696,856	(278,729)
Normal					99,058,578		92,564,910	6,493,667
Total					100,476,705		94,261,767	6,214,937

Non Performing Loans / Total					1.41%		1.80%	(0.38)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,108,904		1,329,059	(220,155)
Allowance for credit losses					378,600		432,363	(53,763)
Collateral, guarantees, etc.					730,304		896,696	(166,391)

Coverage ratio (2) / (1)					78.19%		78.32%	(0.12)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	94,054		1,151		92,903			100.00%
	[134,387	]	[3,112	]	[131,275	]		[100.00%]
Doubtful	848,304		252,773		402,251			77.21%
	[1,009,807	]	[292,093	]	[449,758	]		[73.46%]
Special Attention	475,767		124,675		235,149			75.63%
	[552,661	]	[137,157	]	[315,662	]		[81.93%]
Total	1,418,127		378,600		730,304			78.19%
	[1,696,856	]	[432,363	]	[896,696	]		[78.32%]
Note: The upper figures are as of March 31, 2014. The lower figures with brackets are as of March 31, 2013. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic					1,235,131		1,527,856	(292,724)
Manufacturing					267,151		304,787	(37,635)
Construction					38,178		46,312	(8,133)
Wholesale and retail					256,769		304,816	(48,046)
Finance and insurance					9,822		16,562	(6,739)
Real estate					196,572		254,409	(57,836)
Goods rental and leasing					3,744		5,540	(1,795)
Services					108,214		132,975	(24,760)
Other industries					68,620		81,231	(12,610)
Consumer					286,056		381,221	(95,164)
Overseas					182,995		169,000	13,994
Financial institutions					24,140		21,120	3,020
Commercial and industrial					64,368		74,868	(10,500)
Other					94,486		73,011	21,475
Total					1,418,127		1,696,856	(278,729)

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	91,524	131,440	(39,915)
Doubtful	822,431	963,102	(140,670)
Special Attention	458,280	533,147	(74,867)
Non Performing Loans (1)	1,372,236	1,627,690	(255,453)
Normal	86,906,340	80,996,276	5,910,064
Total	88,278,576	82,623,966	5,654,610

Non Performing Loans / Total	1.55%	1.96%	(0.41)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,069,080	1,269,524	(200,443)
Allowance for credit losses	365,749	403,333	(37,584)
Collateral, guarantees, etc.	703,330	866,190	(162,859)

Coverage ratio (2) / (1)	77.90%	77.99%	(0.08)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	91,524		1,136		90,388		100.00%		100.00%
	[131,440	]	[3,095	]	[128,344	]	[100.00	%]	[100.00	%]
Doubtful	822,431		244,560		389,674		56.51%		77.11%
	[963,102	]	[268,291	]	[434,703	]	[50.77	%]	[72.99	%]
Special Attention	458,280		120,052		223,268		51.08%		74.91%
	[533,147	]	[131,946	]	[303,142	]	[57.36	%]	[81.60	%]
Total	1,372,236		365,749		703,330		54.67%		77.90%
	[1,627,690	]	[403,333	]	[866,190	]	[52.96	%]	[77.99	%]

Note:   The upper figures are as of March 31, 2014. The lower figures with brackets are as of March 31, 2013.

(4) Classified by Industry

	(in millions of yen)
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,191,996	1,462,830	(270,834)
Manufacturing	254,664	278,421	(23,756)
Construction	37,434	44,933	(7,499)
Wholesale and retail	254,596	302,193	(47,597)
Finance and insurance	8,194	14,907	(6,712)
Real estate	180,941	234,929	(53,987)
Goods rental and leasing	3,744	5,540	(1,795)
Services	107,314	131,816	(24,501)
Other industries	67,590	78,847	(11,257)
Consumer	277,514	371,239	(93,725)
Overseas	180,240	164,859	15,381
Financial institutions	24,140	21,120	3,020
Commercial and industrial	61,626	70,740	(9,114)
Other	94,473	72,998	21,475
Total	1,372,236	1,627,690	(255,453)

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					2,459		2,872	(413)
Doubtful					25,149		46,579	(21,430)
Special Attention					16,675		19,063	(2,387)
Non Performing Loans (1)					44,284		68,515	(24,230)
Normal					12,122,061		11,529,857	592,203
Total					12,166,345		11,598,373	567,972

Non Performing Loans / Total					0.36%		0.59%	(0.22)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					38,522		58,987	(20,464)
Allowance for credit losses					12,851		29,029	(16,178)
Collateral, guarantees, etc.					25,671		29,957	(4,285)

Coverage ratio (2) / (1)					86.98%		86.09%	0.89%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	2,459		15		2,444		100.00%	100.00%
	[2,872	]	[16	]	[2,856	]	[100.00%]	[100.00%]
Doubtful	25,149		8,213		11,922		62.09%	80.06%
	[46,579	]	[23,802	]	[14,965	]	[75.28%]	[83.22%]
Special Attention	16,675		4,622		11,305		86.07%	95.51%
	[19,063	]	[5,210	]	[12,136	]	[75.22%]	[90.99%]
Total	44,284		12,851		25,671		69.04%	86.98%
	[68,515	]	[29,029	]	[29,957	]	[75.28%]	[86.09%]
Note: The upper figures are as of March 31, 2014. The lower figures with brackets are as of March 31, 2013. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic					41,529		64,373	(22,844)
Manufacturing					12,487		26,366	(13,878)
Construction					744		1,378	(634)
Wholesale and retail					2,172		2,622	(449)
Finance and insurance					1,628		1,654	(26)
Real estate					14,815		19,015	(4,200)
Goods rental and leasing					—		—	—
Services					900		1,158	(258)
Other industries					1,029		2,383	(1,353)
Consumer					7,750		9,793	(2,042)
Overseas					2,755		4,141	(1,386)
Financial institutions					—		—	—
Commercial and industrial					2,741		4,128	(1,386)
Other					13		13	(0)
Total					44,284		68,515	(24,230)

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					70		74	(3)
Doubtful					723		126	597
Special Attention					811		451	360
Non Performing Loans (1)					1,606		651	954
Normal					30,176		38,776	(8,600)
Total					31,782		39,428	(7,645)

Non Performing Loans / Total					5.05%		1.65%	3.40%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,301		548	752
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					1,301		548	752

Coverage ratio (2) / (1)					81.04%		84.23%	(3.18)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	70		—		70			100.00%
	[74	]	[—	]	[74	]		[100.00%]
Doubtful	723		—		654			90.48%
	[126	]	[—	]	[90	]		[71.68%]
Special Attention	811		—		576			70.98%
	[451	]	[—	]	[384	]		[85.14%]
Total	1,606		—		1,301			81.04%
	[651	]	[—	]	[548	]		[84.23%]
Note: The upper figures are as of March 31, 2014. The lower figures with brackets are as of March 31, 2013.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2014 (A)		As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic					1,606		651	954
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					814		463	351
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					791		187	603
Total					1,606		651	954

21

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[92.8]		[0.4]	[0.6] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [93.9]	Loans to bankrupt borrowers [21.1]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [890.9]
Potentially Bankrupt Borrowers	[403.8]		[443.7]		56.67%	ii) Doubtful [847.5]

Borrowers Requiring Caution (Special Attention Borrowers)	[474.9]				51.86%	iii) Special Attention [474.9]	Accruing loans contractually past due 3 months or more [58.0]
							Restructured loans [416.9]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [99,028.4]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,416.5	1,387.0

						Total

						i) + ii) + iii) + iv)
						100,444.9

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

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Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2011	As of March 31, 2012	As of March 31, 2013 (A)	As of March 31, 2014 (B)	(B) - (A)
Assets newly categorized during fiscal 2010	391,086	266,572	221,221	168,640	(52,581)
Assets newly categorized during fiscal 2011		393,988	281,203	164,748	(116,455)
Assets newly categorized during fiscal 2012			340,637	204,404	(136,232)
Assets newly categorized during fiscal 2013				195,312

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2014
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	10,287
Reconstructive treatment	28,639
Upgrade due to reconstructive treatment	7,638
Loan sold to secondary market	14,415
Write-offs	76,429
Others	238,488
Collection / Repayment	143,552
Upgrade	94,935

Total	375,898	79,231	296,667

Amount in process for disposition	81,692

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2011	As of March 31, 2012	As of March 31, 2013 (A)	As of March 31, 2014 (B)	(B) - (A)
Assets newly categorized during fiscal 2010	11,071	2,207	1,239	567	(672)
Assets newly categorized during fiscal 2011		27,155	17,759	2,252	(15,507)
Assets newly categorized during fiscal 2012			15,711	8,784	(6,926)
Assets newly categorized during fiscal 2013				6,315

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2014
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	9,112
Upgrade due to reconstructive treatment	4,422
Loan sold to secondary market	3,082
Write-offs	1,093
Others	10,388
Collection / Repayment	7,850
Upgrade	2,537

Total	28,098	1,443	26,655

Amount in process for disposition	3,655

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

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Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	68,938,344	2,148,231	66,790,112
Manufacturing	9,592,111	14,063	9,578,048
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	156,586	24,293	132,293
Construction	836,725	(63,668)	900,393
Utilities	1,697,524	117,653	1,579,871
Communication and information services	1,258,654	131,135	1,127,519
Transport and postal activities	2,238,660	(108,027)	2,346,687
Wholesale and retail	6,692,420	161,306	6,531,114
Finance and insurance	8,054,078	612,408	7,441,670
Real estate	8,903,858	(226,075)	9,129,933
Goods rental and leasing	1,546,447	(11,634)	1,558,081
Services	2,687,713	(8,203)	2,695,916
Municipal government	793,231	(87,384)	880,615
Other industries (including loans to the Japanese government)	24,480,324	1,592,364	22,887,960
Overseas offices and loans booked at offshore markets	22,565,499	3,873,599	18,691,900

Total	91,503,844	6,021,831	85,482,013

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	17,096,997	(208,997)	17,305,994
Housing loans	16,347,702	(242,669)	16,590,372
Residential purpose	13,548,451	26,944	13,521,507
Other	749,294	33,672	715,622
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	38,750,887	516,179	38,234,708
% to total domestic loans	56.21%	(1.03)%	57.24%

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	58,579,191	1,973,421	56,605,769
Manufacturing	7,489,447	49,139	7,440,308
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	151,751	23,711	128,040
Construction	730,075	(63,972)	794,047
Utilities	1,270,925	133,458	1,137,467
Communication and information services	974,136	135,750	838,386
Transport and postal activities	1,581,329	(75,079)	1,656,408
Wholesale and retail	5,661,946	89,875	5,572,071
Finance and insurance	6,216,931	421,507	5,795,424
Real estate	7,061,877	(183,167)	7,245,044
Goods rental and leasing	977,999	(20,098)	998,097
Services	2,499,908	(19,845)	2,519,753
Municipal government	778,765	(79,976)	858,741
Other industries (including loans to the Japanese government)	23,184,102	1,562,119	21,621,983
Overseas offices and loans booked at offshore markets	20,915,819	3,416,714	17,499,105

Total	79,495,010	5,390,135	74,104,875

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	15,837,110	(253,399)	16,090,509
Housing loans	15,095,632	(289,541)	15,385,173
Residential purpose	12,514,237	(52,592)	12,566,829
Other	741,477	36,142	705,335
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	33,791,222	319,814	33,471,408
% to total domestic loans	57.68%	(1.44)%	59.13%

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	10,259,475	178,787	10,080,688
Manufacturing	2,102,664	(35,076)	2,137,740
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,835	582	4,253
Construction	106,650	304	106,346
Utilities	426,599	(15,805)	442,404
Communication and information services	284,518	(4,615)	289,133
Transport and postal activities	654,236	(33,204)	687,440
Wholesale and retail	1,030,474	71,431	959,043
Finance and insurance	1,837,147	190,901	1,646,246
Real estate	1,830,003	(39,004)	1,869,007
Goods rental and leasing	568,448	8,464	559,984
Services	187,795	12,037	175,758
Municipal government	8,943	(7,351)	16,294
Other industries(including loans to the Japanese government)	1,217,153	30,122	1,187,031
Overseas offices and loans booked at offshore markets	1,649,679	456,885	1,192,794

Total	11,909,155	635,672	11,273,483

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	1,246,302	46,860	1,199,442
Housing loans	1,238,661	49,262	1,189,398
Residential purpose	1,022,150	81,664	940,485
Other	7,641	(2,401)	10,043

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	4,868,606	200,540	4,668,066
% to total domestic loans	47.45%	1.14%	46.30%

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	99,677	(3,977)	103,654
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	3,095	256	2,839
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	11,978	(3,904)	15,882
Goods rental and leasing	—	—	—
Services	10	(395)	405
Municipal government	5,523	(57)	5,580
Other industries (including loans to the Japanese government)	79,069	123	78,946
Overseas offices and loans booked at offshore markets	—	—	—

Total	99,677	(3,977)	103,654

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	13,584	(2,459)	16,043
Housing loans	13,409	(2,390)	15,799
Residential purpose	12,064	(2,128)	14,192
Other	175	(68)	243
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	91,059	(4,175)	95,234
% to total domestic loans	91.35%	(0.52)%	91.87%

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Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Asia	7,099,216	1,383,373	5,715,843
Thailand	953,883	168,152	785,730
Indonesia	763,586	170,929	592,656
Malaysia	382,093	33,913	348,180
Philippines	165,872	46,456	119,415
South Korea	470,942	106,249	364,692
Singapore	1,198,740	275,891	922,849
Hong Kong	1,768,701	427,908	1,340,793
China	154,017	35,149	118,867
Taiwan	271,693	21,438	250,255
Others	969,684	97,284	872,400
Latin America	2,913,506	663,989	2,249,517
Argentina	10,712	4,286	6,426
Brazil	418,369	186,900	231,468
Mexico	194,853	23,302	171,551
Caribbean countries	1,907,384	331,166	1,576,217
Others	382,188	118,334	263,853
North America	5,409,909	1,081,384	4,328,525
United States of America	5,141,751	1,018,856	4,122,894
Canada	268,158	62,527	205,630
Western Europe	4,403,939	376,493	4,027,445
United Kingdom	1,550,376	194,446	1,355,929
Germany	420,559	23,682	396,876
France	381,979	(36,778)	418,758
Netherlands	654,042	157,058	496,983
Spain	272,419	(20,140)	292,560
Italy	248,718	(782)	249,500
Others	875,844	59,007	816,836
Eastern Europe	535,655	(10,947)	546,603
Others	3,470,186	333,258	3,136,927

Total	23,832,414	3,827,552	20,004,862

Note:	In addition to the (non-consolidated basis) loan balance stated above, four major overseas subsidiaries have the following loan balances in the consolidated financial statements.
UnionBanCal Corporation: ¥7,106,835 million (a 1,998,391 million yen increase as compared with March 31, 2013.)
Bank of Ayudhya Public Company Limited: ¥2,067,243 million
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,417,865 million (a 423,177 million yen increase as compared with March 31, 2013.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥749,567 million (a 107,061 million yen increase as compared with March 31, 2013.)

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Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deposits (ending balance)	132,121,665	8,187,213	123,934,452
Deposits (average balance)	126,269,660	6,203,949	120,065,710
Loans (ending balance)	91,404,166	6,025,808	85,378,358
Loans (average balance)	88,989,640	5,918,812	83,070,827

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deposits (ending balance)	119,636,522	7,482,235	112,154,287
Deposits (average balance)	113,892,775	5,888,427	108,004,347
Loans (ending balance)	79,495,010	5,390,135	74,104,875
Loans (average balance)	77,602,691	5,290,148	72,312,543

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deposits (ending balance)	12,485,142	704,977	11,780,164
Deposits (average balance)	12,376,884	315,521	12,061,362
Loans (ending balance)	11,909,155	635,672	11,273,483
Loans (average balance)	11,386,949	628,664	10,758,284

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Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Individuals	68,867,293	1,524,478	67,342,815
Corporations and others	45,724,572	2,071,631	43,652,940
Domestic deposits	114,591,866	3,596,110	110,995,756

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Individuals	60,568,421	1,573,405	58,995,016
Corporations and others	42,682,813	1,724,451	40,958,362
Domestic deposits	103,251,234	3,297,856	99,953,378

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Individuals	8,298,872	(48,926)	8,347,799
Corporations and others	3,041,758	347,180	2,694,578
Domestic deposits	11,340,631	298,253	11,042,377

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

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Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deferred tax assets	587.6	(96.4)	684.0
Allowance for credit losses	294.1	(64.4)	358.6
Write-down on investment securities	129.2	(45.0)	174.3
Unrealized losses on other securities	27.2	(20.6)	47.8
Reserve for retirement benefits	94.4	0.3	94.0
Other	225.9	(24.1)	250.0
Valuation allowance	(183.3)	57.5	(240.8)
Deferred tax liabilities	657.0	(22.2)	679.3
Unrealized gains on other securities	470.7	9.1	461.5
Net deferred gains on hedges	24.1	(38.1)	62.3
Revaluation gains on securities upon merger	70.6	3.0	67.6
Gains on securities contributed to employees’ retirement benefits trust	58.0	0.0	57.9
Other	33.4	3.6	29.8
Net deferred tax assets	(69.3)	(74.1)	4.7

(2) Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2008	FY2009	FY2010	FY2011	FY2012	FY2013
Net business profits before provision for general allowance for credit losses	710.8	863.1	1,006.5	1,022.8	1,001.5	855.9
Total credit costs	(393.4)	(337.8)	(166.1)	(125.3)	(56.6)	17.0
Income before income taxes	(195.1)	460.1	674.4	739.5	877.4	984.7
Reconciliation to taxable income	789.1	(3.7)	(24.0)	(305.1)	(561.4)	(338.5)
Taxable income	593.9	456.3	650.3	434.3	316.0	646.2

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deferred tax assets	42.2	(24.1)	66.3
Allowance for credit losses	14.5	(10.9)	25.5
Gains on securities related to employees’ retirement benefits trust	14.5	2.8	11.7
Write-down on investment securities	13.7	(15.5)	29.3
Deferred losses on hedging instruments	10.2	(16.8)	27.1
Other	34.9	(1.1)	36.1
Valuation allowance	(45.8)	17.6	(63.4)
Deferred tax liabilities	203.6	(6.8)	210.5
Unrealized gains on other securities	153.4	(14.9)	168.4
Reserve for retirement benefits	37.6	6.3	31.3
Other	12.5	1.7	10.7
Net deferred tax assets	(161.4)	(17.2)	(144.1)

(2) Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2008	FY2009	FY2010	FY2011	FY2012	FY2013
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	131.5	110.2	150.4	148.1	162.2	162.9
Total credit costs	35.5	(23.7)	(8.0)	(9.2)	(8.6)	18.0
Income before income taxes	88.1	52.0	101.9	113.5	173.5	184.4
Reconciliation to taxable income	(16.0)	23.3	(80.1)	(30.2)	(84.9)	(94.6)
Taxable income	72.0	75.3	21.7	83.3	88.6	89.8

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

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Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

We changed the presentation according to the revision of “Accounting Standard for Retirement Benefits” and other standards.

MUFG Consolidated

(1) Reconciliation between Projected benefit obligation and Fair value of plan assets, and Net defined benefit liability and Net defined benefit asset recorded on the Consolidated Balance Sheet		(1) Benefit obligation

	(in millions of yen)		(in millions of yen)
	As of March 31, 2014		As of March 31, 2013
Projected benefit obligation (reserve type)	1,970,947	Projected benefit obligation	2,055,752
Fair value of plan assets	(2,418,441)	Fair value of plan assets	2,190,249
Net amount	(447,493)	Prepaid pension cost	462,056
Projected benefit obligation (non-reserve type)	38,308	Reserve for retirement benefits	84,911
Total net amount	(409,185)	Total amount unrecognized	242,646
		Unrecognized net actuarial loss	270,634
Net defined benefit liability	51,651	Unrecognized prior service cost	(27,987)
Net defined benefit asset	(460,836)
Total net amount	(409,185)

(2) Net periodic cost of retirement benefits		(2) Net periodic cost

	(in millions of yen)		(in millions of yen)
	For the fiscal year ended March 31, 2014		For the fiscal year ended March 31, 2013
Net periodic cost of retirement benefits regarding defined benefit pension plans	58,076	Net periodic cost of retirement benefits	106,034
Service cost	54,214	Service cost	50,545
Interest cost	37,133	Interest cost	39,905
Expected return on plan assets	(77,764)	Expected return on plan assets	(65,718)
Amortization of unrecognized prior service cost	(6,644)	Amortization of unrecognized prior service cost	(10,079)
Amortization of unrecognized net actuarial loss	43,203	Amortization of unrecognized net actuarial loss	78,612
Other	7,934	Other	12,768

(3) Assumptions used in calculation of projected benefit obligation
As of March 31, 2014
Discount rates	Domestic	0.4% ~ 1.5%
	Overseas	3.3% ~ 11.2%
Expected return	Domestic	0.5% ~ 4.1%
	Overseas	3.6% ~ 8.6%

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Projected benefit obligation	(A)	1,292,108	(37,283)	1,329,392
Discount rates		1.1% ~ 1.5%		0.9% ~ 1.3%
Fair value of plan assets	(B)	1,454,102	94,625	1,359,477
Prepaid pension cost	(C)	273,812	5,698	268,114
Reserve for retirement benefits	(D)	7,238	964	6,273
Total amount unrecognized	(A) - (B) + (C) - (D)	104,580	(127,174)	231,755
Unrecognized net actuarial loss		121,205	(132,252)	253,457
Unrecognized prior service cost		(16,624)	5,078	(21,702)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2014 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2013 (B)
Net periodic cost of retirement benefits		40,203	(22,249)	62,453
Service cost		29,571	2,256	27,314
Interest cost		17,931	(3,031)	20,962
Expected return on plan assets		(35,821)	(3,127)	(32,693)
Amortization of unrecognized prior service cost		(4,231)	2,126	(6,357)
Amortization of unrecognized net actuarial loss		24,334	(18,919)	43,253
Other		8,419	(1,554)	9,973

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Projected benefit obligation	(A)	284,265	(65,014)	349,280
Discount rates		1.4%		1.3%
Fair value of plan assets	(B)	520,045	(12,977)	533,022
Prepaid pension cost	(C)	224,581	18,846	205,735
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	(11,197)	(33,190)	21,993
Unrecognized net actuarial loss		(1,860)	(37,099)	35,239
Unrecognized prior service cost		(9,337)	3,908	(13,246)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2014 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2013 (B)
Net periodic cost of retirement benefits		(1,936)	(21,850)	19,913
Service cost		6,029	(957)	6,986
Interest cost		4,434	(2,108)	6,542
Expected return on plan assets		(19,501)	(2,783)	(16,717)
Amortization of unrecognized prior service cost		(3,908)	1,190	(5,099)
Amortization of unrecognized net actuarial loss		10,352	(17,086)	27,439
Other		657	(104)	761

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of March 2014 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of March 2014 increased to ¥2.93 trillion in total, an increase of ¥0.49 trillion compared with the balance as of the end of March 2013, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥29 billion, worsened by ¥27 billion compared to the end of March 2013.

•	P/L impact for the fiscal year ended March 31, 2014 was approximately ¥7 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2013	Net unrealized gains (losses)	Change from end of March 2013	Balance	Net unrealized gains (losses)
1	RMBS	24	(14)	4	0	0	0
2	Sub-prime RMBS	0	(2)	0	(1)	0	0
3	CMBS	383	53	(13)	(19)	189	(8)
4	CLOs	2,471	466	(21)	(8)	1,758	(10)
5	Other securitized products (card, etc.)	53	(16)	1	1	18	0
6	CDOs	0	(1)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	0	(1)	0	0

9	Total	2,930	487	(29)	(27)	1,965	(18)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses). The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 80% of our investments in securitized products as of the end of March 2014, an increase of 6 percentage points compared with the end of March 2013, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 98% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	3	1	13	6	0	24
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	167	216	0	0	0	0	383
13	CLOs	2,150	277	34	11	0	0	2,471
14	Other securitized products (card, etc.)	22	22	7	0	0	1	53
15	CDOs	0	0	0	0	0	0	0
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,340	517	42	24	6	1	2,930

19	Percentage of total	80%	18%	1%	1%	0%	0%	100%
20	Percentage of total (End of March 2013)	74%	20%	3%	2%	1%	0%	100%

37

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan (LBO loan)]

•	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2014.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2013
1	LBO Loan[3] (Balance on a commitment basis)	15	109	0	212	335	22
2	Balance on a booking basis	4	80	0	192	276	4

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2014 was ¥4.26 trillion (including ¥1.73 trillion in overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Assets:
Cash and due from banks	8,901,627	20,351,570
Call loans	238,353	250,480
Receivables under resale agreements	783,828	408,020
Receivables under securities borrowing transactions	724,782	2,692,329
Monetary claims bought	2,641,606	3,167,447
Trading assets	5,892,689	4,820,098
Money held in trust	58,028	61,589
Securities	63,071,374	56,790,753
Allowance for losses on securities	(56,627)	—
Loans and bills discounted	74,104,875	79,495,010
Foreign exchanges	1,394,418	1,969,809
Other assets	4,949,893	4,954,602
Tangible fixed assets	863,564	863,197
Intangible fixed assets	344,139	390,164
Prepaid pension costs	268,114	273,812
Deferred tax assets	4,758	—
Customers’ liabilities for acceptances and guarantees	5,874,753	5,854,841
Allowance for credit losses	(755,053)	(651,662)

Total assets	169,305,125	181,692,063

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Liabilities:
Deposits	112,154,287	119,636,522
Negotiable certificates of deposit	9,748,390	10,507,938
Call money	3,030,447	1,774,023
Payables under repurchase agreements	7,305,607	10,273,695
Payables under securities lending transactions	1,108,750	2,048,950
Commercial papers	731,657	940,728
Trading liabilities	4,146,591	3,323,941
Borrowed money	7,968,420	9,505,089
Foreign exchanges	933,556	1,070,165
Bonds payable	3,940,755	4,202,748
Other liabilities	3,233,382	2,867,300
Reserve for bonuses	16,926	17,704
Reserve for bonuses to directors	141	147
Reserve for retirement benefits	6,273	7,238
Reserve for loyalty award credits	1,064	1,121
Reserve for contingent losses	43,538	42,057
Deferred tax liabilities	—	69,390
Deferred tax liabilities for land revaluation	152,262	149,763
Acceptances and guarantees	5,874,753	5,854,841

Total liabilities	160,396,806	172,293,369

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,434,852	2,907,680
Revenue reserve	190,044	190,044
Other retained earnings	2,244,808	2,717,635
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,524,179	1,997,006
Treasury stock	(255,700)	(255,700)

Total shareholders’ equity	7,769,386	8,242,213

Net unrealized gains (losses) on other securities	797,405	889,003
Net deferred gains (losses) on hedging instruments	112,523	42,858
Land revaluation excess	229,004	224,619

Total valuation and translation adjustments	1,138,933	1,156,480

Total net assets	8,908,319	9,398,694

Total liabilities and net assets	169,305,125	181,692,063

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Ordinary income	2,796,371	2,921,537
Interest income	1,551,088	1,506,973
Interest on loans and bills discounted	996,300	977,439
Interest and dividends on securities	454,929	415,873
Fees and commissions	559,914	617,805
Trading income	122,058	109,734
Other business income	474,573	375,561
Other ordinary income	88,736	311,462
Ordinary expenses	1,935,376	1,919,428
Interest expenses	377,909	350,920
Interest on deposits	102,407	98,616
Fees and commissions	135,874	145,162
Trading expenses	—	1,321
Other business expenses	141,226	161,152
General and administrative expenses	1,101,084	1,123,952
Other ordinary expenses	179,282	136,918

Ordinary profits	860,995	1,002,109

Extraordinary gains	29,311	16,299
Extraordinary losses	12,838	33,618

Income before income taxes	877,468	984,789

Income taxes - current	109,342	248,085
Income taxes - deferred	183,013	86,446

Total taxes	292,356	334,531

Net income	585,112	650,257

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Assets:
Cash and due from banks	1,076,887	1,480,594
Call loans	284,000	326,754
Monetary claims bought	27,052	15,603
Trading assets	402,621	316,744
Money held in trust	11,140	13,799
Securities	14,385,072	14,974,915
Loans and bills discounted	11,273,483	11,909,155
Foreign exchanges	86,111	7,742
Other assets	709,007	632,798
Tangible fixed assets	165,911	152,478
Intangible fixed assets	53,248	52,025
Prepaid pension costs	205,735	224,581
Customers’ liabilities for acceptances and guarantees	207,962	223,905
Allowance for credit losses	(64,790)	(36,821)

Total assets	28,823,445	30,294,278

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Liabilities:
Deposits	11,780,164	12,485,142
Negotiable certificates of deposit	5,253,264	4,904,701
Call money	191,762	720,541
Payables under repurchase agreements	3,798,242	4,756,689
Payables under securities lending transactions	409,283	1,344,692
Commercial papers	209,865	266,840
Trading liabilities	65,878	78,403
Borrowed money	3,079,292	1,235,202
Foreign exchanges	246	291
Bonds payable	354,358	430,292
Due to trust accounts	1,082,172	1,401,922
Other liabilities	529,507	446,504
Reserve for bonuses	4,284	4,415
Reserve for bonuses to directors	83	77
Reserve for contingent losses	14,020	12,641
Deferred tax liabilities	144,169	161,438
Deferred tax liabilities for land revaluation	5,425	5,262
Acceptances and guarantees	207,962	223,905

Total liabilities	27,129,986	28,478,966

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	695,942	802,540
Revenue reserve	73,714	73,714
Other retained earnings	622,228	728,826
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	483,023	589,621

Total shareholders’ equity	1,432,537	1,539,134

Net unrealized gains (losses) on other securities	316,407	301,487
Net deferred gains (losses) on hedging instruments	(48,973)	(18,503)
Land revaluation excess	(6,512)	(6,806)

Total valuation and translation adjustments	260,921	276,177

Total net assets	1,693,458	1,815,312

Total liabilities and net assets	28,823,445	30,294,278

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Ordinary income	529,501	538,198
Trust fees	70,634	79,991
Interest income	224,601	218,455
Interest on loans and bills discounted	101,312	94,032
Interest and dividends on securities	118,672	119,338
Fees and commissions	112,100	120,206
Trading income	19,212	11,984
Other business income	70,528	54,840
Other ordinary income	32,423	52,720
Ordinary expenses	393,207	343,120
Interest expenses	72,482	59,125
Interest on deposits	27,152	23,345
Fees and commissions	24,441	27,227
Trading expenses	147	500
Other business expenses	55,020	56,321
General and administrative expenses	206,071	187,340
Other ordinary expenses	35,044	12,605

Ordinary profits	136,293	195,077

Extraordinary gains	51,017	650
Extraordinary losses	13,767	11,280

Income before income taxes	173,543	184,448

Income taxes - current	31,946	33,477
Income taxes - deferred	16,429	14,644

Total taxes	48,375	48,122

Net income	125,168	136,326

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Assets:
Loans and bills discounted	103,654	99,677
Securities	52,034,347	55,572,673
Beneficiary rights to the trust	34,923,453	43,107,562
Securities held in custody accounts	3,061,056	2,979,912
Monetary claims	12,287,321	11,307,556
Tangible fixed assets	9,436,682	9,804,352
Intangible fixed assets	122,128	206,970
Other claims	3,931,112	5,202,507
Call loans	1,594,684	1,988,311
Due from banking account	1,491,543	1,945,120
Cash and due from banks	1,734,932	2,402,507

Total	120,720,918	134,617,151

Liabilities:
Money trusts	19,503,756	21,176,266
Pension trusts	12,352,938	13,945,101
Property formation benefit trusts	11,871	9,871
Investment trusts	34,238,626	42,523,279
Money entrusted other than money trusts	2,367,364	2,770,558
Securities trusts	4,348,956	5,070,063
Monetary claim trusts	12,457,552	11,298,129
Equipment trusts	28,067	34,924
Land and fixtures trusts	84,555	83,043
Composite trusts	35,327,227	37,705,915

Total	120,720,918	134,617,151

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and
The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Assets:
Loans and bills discounted	39,428	31,782
Securities	59,732	68,484
Other	910,329	1,226,192

Total	1,009,490	1,326,459

Liabilities:
Principal	1,007,608	1,324,411
Allowance for bad debts	117	95
Other	1,764	1,953

Total	1,009,490	1,326,459

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2013	As of March 31, 2014
Total funds	48,901,996	52,521,082

Deposits	11,780,164	12,485,142
Negotiable certificates of deposit	5,253,264	4,904,701
Money trusts	19,503,756	21,176,266
Pension trusts	12,352,938	13,945,101
Property formation benefit trusts	11,871	9,871

Loans and bills discounted	11,377,137	12,008,833

Banking account	11,273,483	11,909,155
Trust account	103,654	99,677

Investment securities	66,419,420	70,547,588

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46